1-8944

AR/S

03016982

P.E.

12-31-02

Cleveland-Cliffs INC

2002 ANNUAL REPORT

into opportunity

Cleveland-Cliffs Inc is the largest supplier of iron ore pellets to the North American steel industry. Iron ore pellets are the fundamental raw material for integrated steel companies that use blast furnaces to make steel. The Company operates five iron ore mines located in Michigan, Minnesota and Eastern Canada. Cliffs is in its 156th year of service to the steel industry.

SAFE PRODUCTION – record production with: lack of injuries....good housekeeping and orderly work areas....well-maintained equipment....proper training and procedures....looking out for and correcting each other...safe conditions, safe behavior....Sentinel of Safety award winner.

CUSTOMER FOCUS – listening to the customer....being responsive and on time....meeting quality expectations....helping the customer succeed.

CREATING ECONOMIC VALUE – doing the right things right the first time....elimination of waste and inefficiency....breakthroughs in productivity and technology.

BIAS FOR ACTION – getting things done....reduced red tape....barrierless....call anybody you want.... management by fact....plan the work – work the plan.

TRUST, RESPECT AND OPEN COMMUNICATION – open access to information....constructive conflict.... delegation to the appropriate level....toleration of failure in pursuit of business success.... encouraging and accepting different views....feeling an obligation to explain your actions to those it affects....gender and racial diversity.

GROUP AND INDIVIDUAL ACCOUNTABILITY – behaving in line with our core values....being responsible for our actions....providing plans/standards/expectations....holding yourself and/or the group to a high standard of performance...walk the talk.

INTEGRITY – doing what you say you're going to do....no hidden agendas....doing the right thing.... being truthful....zero tolerance – not walking away from a situation...be credible.

TEAMWORK – actively involve others in decision making....know when to take a leadership role and when to be an active member....recognize the value of teamwork and the synergy it creates.

RECOGNIZE AND REWARD ACHIEVEMENT – celebrating successes....stress training and development.... an effective appraisal of performance....giving a simple thank you.

ENVIRONMENTAL STEWARDSHIP – going beyond compliance....being socially responsible.... anticipating and addressing potential impacts before they occur....personal accountability.... operating to preserve the environment for future generations.

Comparative Highlights

	2002	2001
FINANCIAL (In Millions, Except Per Share Amounts)		
FOR THE YEAR:		
Revenues from Iron Ore Sales and Services	**$586.4**	$319.3
Cost of Goods Sold and Operating Expenses:		
Total	**582.7**	358.7
Costs of Production Curtailments	**20.6**	48.0
Excluding Costs of Production Curtailments	**562.1**	310.7
Sales Margin (Loss):		
Total	**3.7**	(39.4)
Excluding Costs of Production Curtailments	**24.3**	8.6
Income (Loss) from Continuing Operations Before Asset Impairment Charge and Income Taxes	**(4.6)**	(28.7)
Asset Impairment Charge	**52.7**	
Income Taxes (Credit)	**9.1**	(9.2)
(Loss) from Continuing Operations	**(66.4)**	(19.5)
(Loss) from Discontinued Operation	**(108.5)**	(12.7)
Cumulative Effect of Accounting Changes	**(13.4)**	9.3
Net (Loss):		
Amount	**(188.3)**	(22.9)
Per Share	**(18.62)**	(2.27)
Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)*	**31.1**	(.3)
AT DECEMBER 31:		
Cash and Cash Equivalents	**61.8**	183.8
Less Debt	**(55.0)**	(170.0)
Net Cash	**6.8**	13.8
Shareholders' Equity	**79.3**	374.2
Per Common Share:		
Book Value	**7.84**	36.90
Market Value	**19.85**	18.30
IRON ORE SALES AND PRODUCTION (Millions of Gross Tons)		
CLIFFS' SALES	**14.7**	8.4
PRODUCTION AT CLIFFS' MINES:		
Cliffs' Share	**14.7**	7.8
Partners' Share	**13.2**	17.6
Total Production	**27.9**	25.4

*Results from continuing operations excluding asset impairment charge. EBITDA is a non-GAAP financial measure used by investors to analyze and compare companies on the basis of operating performance.

letter to ou



John S. Brinzo
Chairman and
Chief Executive Officer

A year ago, we said 2002 would be a pivotal year for Cliffs. Our projection proved true as 2002 turned out to be a year in which our actions turned adversities into opportunities. We took the lead in remaking the North American iron ore industry and transformed Cliffs into the pre-eminent supplier of iron ore pellets to the North American steel industry.

While we entered 2002 with a sense of purpose, the outlook was dismal. Our largest customer, LTV Steel, had just closed its doors and announced that it was liquidating. LTV's collapse had forced the idling of the Empire Mine and left us with a sales forecast that represented only 70 percent of our production capacity. We were looking at yet another year of massive production curtailments and their related costs. On top of that, our HBI plant in Trinidad was idle due to a poor outlook. In short, we were facing a very uncertain and challenging year.

As the year unfolded, the former LTV steelmaking assets were restarted by a new company, International Steel Group (ISG), and steel industry fundamentals improved. We initiated a number of creative and innovative transactions to increase our sales volume and position Cliffs to serve a "new" steel industry going forward:

- In early 2002, we converted Algoma Steel Inc. from a partner to a customer by acquiring Algoma's 45 percent interest in the Tilden Mine and executing a pellet sales agreement that makes Cliffs the sole supplier of pellets to Algoma for 15 years.
- In April, we entered into one of the most significant transactions in Cliffs' history – an innovative 15-year agreement with ISG to be the sole supplier of pellets to the steelmaking operations formerly owned by LTV. We cemented the alliance with a 7 percent investment in ISG.
- In July, we amended our pellet sales agreement with Rouge Industries Inc., which made Cliffs the sole supplier of pellets to Rouge beginning in 2003.
- Also in July, we acquired an additional 8 percent interest in the Hibbing Mine from Bethlehem Steel Corporation to meet our sales commitments.
- In August, we increased our ownership of the Wabush Mine by about 4 percent.
- At year-end, we increased our ownership of the Empire Mine to 79 percent and executed a 12-year pellet sales agreement with Ispat Inland Inc.

We started 2002 with 12.2 million tons of capacity and ended the year with 19.5 million tons, a 60 percent increase. At the beginning of 2002, we owned 15 percent of the total pellet capacity in North America. At the end of 2002, we owned 25 percent of the total capacity. We continue to pursue additional capacity with several other steel companies where a transaction makes economic sense for both Cliffs and the steel company.

As our financial results demonstrated, not everything turned out to be positive in 2002:

- After exploring various restructuring alternatives, the Trinidad HBI operation was permanently closed. Although this was a wrenching decision, it was the right course of action. No additional expenses for this business are expected.

We recorded an asset impairment charge for the Empire Mine due to a shortened mine life and challenging economics; however, we are committed to improving the Empire cost structure. Our transaction with Ispat Inland should enable us to pursue a combination of our two Michigan mines and create a larger, more efficient, cost-competitive mining operation.

Results from continuing operations, excluding the Empire asset impairment charge, were significantly better than 2001 results. The improvement was principally due to higher pellet sales and production volume. Revenues from pellet sales were up by almost 70 percent, with a significant percentage of the increase due to the sale of pellets to ISG and Algoma under new sales agreements. Cliffs' pellet production almost doubled and, most importantly, there were fewer production curtailments in 2002. The cost of production curtailments was $21 million in 2002 versus $48 million in 2001.

"WE ARE CONFRONTING THE ADVERSITIES CREATED BY A WEAK ECONOMY AND THE RESTRUCTURING OF THE DOMESTIC STEEL INDUSTRY AND ARE TURNING THEM INTO OPPORTUNITIES."

We were profitable on an operating basis the last two quarters of 2002 and realized a $12.7 million gross margin on pellet sales of 4.5 million tons in the fourth quarter. EBITDA from continuing operations was $31 million for the full year and $17 million in the fourth quarter.

We managed our cash position very carefully in 2002. We generated $41 million in cash flow from operating activities, which allowed us to invest $17 million in ISG, $10 million in Rouge and $11 million for mine capital expenditures. We amended our senior note agreement in December and reduced our leverage.

Our safety record continued to improve in 2002 and is now the best in Cliffs' history. Our Mine Safety and Health Administration (MSHA) reportable accident and lost-time accident frequency rates were both down by more than 30 percent versus 2001. The Northshore Mine has been a leader in safety performance in the iron ore mining industry and has won a number of national, state and Company awards over the past several years. Northshore's mining operation had no lost-time injuries for the second year in a row, and once again qualified for the Sentinels of Safety Award presented annually by MSHA and the National Mining Association. We discuss our safety performance for 2002 in more detail on pages 6 and 7.

Our ForCE 21 Operations Excellence program continues to produce cost savings and improvements in product quality and safety. Mine operating costs, excluding costs of production curtailments, were down by 5 percent compared to 2001 costs. We have utilized almost 100 CAP (Change Acceleration Process) teams since the commencement of the program in April 2000 and have trained hundreds of employees to be members of CAP teams. The teams provided over $7 million in cost-reduction benefits on an annualized basis in 2002. Our maintenance leadership team has been particularly effective and reduced maintenance

REVENUES FROM CLIFFS' MAJOR CUSTOMERS 2002 VERSUS 2001


2001
2002
(millions)
$120
90
60
30
0
Rouge Steel
Algoma Steel
Weirton Steel
LTV Steel
International Steel Group

costs by 37 cents per ton in 2002 and 67 cents per ton since the inception of the team. The Tilden Mine was the 2002 winner of the Operations Excellence ForCE 21 Award for outstanding achievement.

Cliffs is in the midst of remaking itself in a dramatic way to meet the needs of the integrated steel companies operating in the United States and Canada. While Cliffs has always sold iron ore, the Company was primarily known as a manager of iron ore mines. In 1998, we owned 11.8 million tons of iron ore capacity, which was only 28 percent of the 41.6 million tons we managed. Today, we own 19.5 million tons of capacity, or 59 percent of our total managed capacity.

As we grow our production capacity, convert partners into customers and increase our customer base, sales margin is critical. Today, we are a customer-driven company like never before. We can achieve success only if we produce and deliver to our customers iron ore pellets that meet or beat the competition in terms of both quality and price. Most importantly, we must achieve this objective in a way that allows Cliffs to restore its profit margins and attract investors.

While iron ore consumption by integrated steelmakers in North America has declined by almost 35 percent since 1980, Cliffs' market share has increased significantly. In 1980, Cliffs' sales represented less than 4 percent of total iron ore consumption. In 2003, Cliffs' sales will approach 30 percent of total consumption.

Going forward, our earnings will be determined largely by how well we reduce our costs, and we are intensely focused on cost reduction in every phase of our business. The most serious cost issue facing Cliffs today is the rapidly rising cost of pension and retiree healthcare benefits. Like most companies across corporate America with defined benefit pension plans, we were required to record a substantial increase in our minimum pension liability at the end of 2002. While the larger liability does not have a material impact on pension funding requirements in the near term, we must address the ultimate impact. Healthcare costs have always been difficult, and they are becoming a bigger issue as time progresses. It is very clear that without a significant modification of pension and retiree healthcare benefits, the associated costs will continue to rise at a dramatic rate and will eventually become unaffordable.

We are exploring all options to better manage our employee benefit obligations. In 2002, we modified our salaried retiree healthcare program to require additional cost sharing by our current salaried retirees. We will be implementing changes to our active salaried benefit programs in 2003 that will materially reduce our legacy costs going forward. While our labor contracts with the United Steelworkers Union do not expire until July 31, 2004, it is clear that benefit changes must be made throughout the Company, and we are keenly attuned to related developments in the steel industry.

IMPERATIVES FOR 2003

- Achieve significant profitability
- Continue market share growth
- Rebuild the balance sheet
- Reduce employee benefit costs and liabilities
- Achieve "world class" safety performance

2003 CHALLENGES

- Uncertain economy
- Continuing cost pressures
  - employee legacy costs
  - spiraling healthcare costs
  - energy costs


Cliffs' Sales Tons (millions)
Cliffs' Market Share
Cliffs'pellet sales
Cliffs' pellet sales as a percent of total North American pellet consumption
20
15
10
5
0
30%
20%
10%
1980
1990
2000
2003 est.

While we continue to make good progress in pursuing productivity and cost-reduction objectives, our successes are currently being adversely impacted by higher energy costs, notably natural gas and diesel fuel costs. We are switching to alternative fuel sources wherever we can, and all operations are taking actions to minimize consumption. With energy costs, including electricity, representing more than 20 percent of mine operating costs depending on the mine, actions taken in this area are vitally important.

As we increase our ownership of the mines we operate, we are increasingly able to make operating and spending decisions faster and more efficiently. In doing so, we improve our ability to be a more productive and a lower-cost producer. Every employee throughout the Cliffs organization has been challenged to play an active role in achieving the goals and objectives that will make Cliffs the undisputed, pre-eminent iron ore supplier in North America.

The year 2003 will be another pivotal one for Cliffs as the long-talked-about consolidation of the North American steel industry continues. We believe consolidation will ultimately produce a stronger, more competitive industry. At the same time, we are mindful that consolidation may accelerate the shrinkage of some integrated steelmaking capacity, which is not a positive for iron ore consumption. We are managing our business with the expectation that shrinkage will ultimately occur, and we continue to seek opportunities to work with those who are restructuring the steel business so that we can continue to grow our market share.

While we are concerned about steel fundamentals, we are starting 2003 with a full order book. Our 2003 sales volume is expected to be a record 20 million tons. As a result, we expect to operate our mines at capacity levels and avoid the idle costs that have so severely penalized our financial results the last two years. Although we have made progress in restructuring our business, there are still many challenges on the road ahead. Notwithstanding our cost challenges, we are confident that we will achieve profitability and rebuild our balance sheet in 2003.

Last year, we lost a great friend and business associate with the death of M. Thomas Moore, my predecessor and mentor throughout my career at Cliffs. Tom was Cliffs' Chief Executive Officer for 11 years and a 31-year employee until his retirement in 1997. During his career, he made many contributions to Cliffs and led the Company to financial success after the steel industry depression in the 1980s. He too confronted many adversities and turned them into opportunities. Tom made an indelible mark wherever he went. We will miss him.

In closing, I want to thank each and every employee of Cliffs for their exceptional efforts in 2002. The innovative commercial transactions, financial restructurings, operational improvements and continued safety performance are a testament to the talents and contributions of everyone. We are confronting the adversities created by a weak economy and the restructuring of the domestic steel industry, and are turning them into opportunities. In 2003 we intend to capitalize on our 2002 accomplishments and demonstrate that we can produce value that will reward shareholders, employees and the many others that have a stake in Cliffs.

We appreciate your support.

John S. Brinzo

John S. Brinzo
Chairman and Chief Executive Officer
February 28, 2003

Safety Performance 2002

SAFE PRODUCTION IS A CORE VALUE AT CLEVELAND-CLIFFS INC – GOALS: RECORD PRODUCTION WITH: LACK OF INJURIES....GOOD HOUSEKEEPING AND ORDERLY WORK AREAS....WELL-MAINTAINED EQUIPMENT....PROPER TRAINING AND PROCEDURES....LOOKING OUT FOR AND CORRECTING EACH OTHER....SAFE CONDITIONS, SAFE BEHAVIOR....SENTINEL OF SAFETY AWARD WINNER.

SAFETY AND HEALTH PERFORMANCE

For Cliffs, safety and production of iron ore are inseparable partners; we must have both for success. Cliffs' 2002 corporatewide safety performance was the best in its history. Cliffs' frequency rate for Mine Safety and Heath Administration (MSHA) reportable accidents was 3.9, and for lost-time accidents (LTA) the frequency rate was 1.9. In both cases, this is more than a 30 percent improvement from 2001. While this is a significant improvement, in 2003 Cliffs' safe production goal is to achieve a 50 percent reduction in MSHA accident frequency rates to a level of 2.0.

Cliffs' Northshore Mine has achieved a safe production record of over 800 days without an LTA, and Cliffs' Technology Center employees recently achieved 2.6 million work hours, or 25 years, without an LTA.

The Northshore Mine qualified as a candidate for the 2001 Sentinels of Safety, an award for the mine with the highest number of hours worked without an LTA during a calendar year. Of the five mines qualifying for the 2001 open pit division Sentinels of Safety Award, Northshore ranked second with regard to the highest number of employee hours worked without an LTA. As of March 1, 2003, the Northshore Mine had worked 897 consecutive days without an LTA and is eligible for the 2002 Sentinels of Safety Award.

Cliffs has a strong presence in iron ore industry safety, as evidenced by MSHA reportable frequency rates. Currently eight iron ore mines operate in the Great Lakes area; Cliffs has ownership in four. In 2002, Cliffs' U.S. mining operations held four of the top six rankings.

SAFETY ACCOUNTABILITY

Safety accountability relies on holding management accountable to perform key "upstream" accident prevention activities as part of their everyday responsibilities. Each manager is assigned key activities and held accountable to perform these activities. A comprehensive safety-training program will be implemented in early 2003. This is the culmination of a three-year project by the Safety Leadership Team to introduce and develop safe production at all levels of the Company. The training targets frontline coordinators and consists of five one-day workshops to be repeated over the next 12 to 18 months. Through these workshops, employees will develop skills that will aid them in managing day-to-day safety responsibilities.

SAFETY SYSTEM AUDITS

Cliffs' Safety System Audit, which has been conducted annually for 12 years, was revised in 2002. An internal safety systems audit was conducted at each operation, and an employee perception survey was also performed. The survey, completed by more than 1,000 employees, evaluated their perceptions of Cliffs' safety performance in 21 safety-related areas. Results were generally positive, but some areas were identified for improvement.

Internal safety system auditors have begun developing a new comprehensive audit that combines the world's latest safety and loss control best practices with Cliffs' Safe Production Core Value and current company safety policy and systems. The new audit also includes an evaluation of environmental management systems, and Safety Leadership has formed an alliance with Cliffs' environmental management to develop an integrated environmental, health and safety system audit. Baseline audits using the new protocol are planned for 2003 and 2004.

INDUSTRIAL HYGIENE

The Hazard Communications rule under MSHA was promulgated in June 2002, affecting all U.S. mining operations. Hazard communications programs were implemented at each site, followed up with training. An Internet-based, corporatewide material safety data sheet system was implemented, allowing employees immediate online access to product safety information, thus eliminating a less user-friendly paper system.

MSHA REPORTABLE INJURY FREQUENCY RATE
(PER 200,000 HOURS WORKED)


Cliffs
Industry
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
3.9
1998
1999
2000
2001
2002

INDUSTRY COMPARISON IS TOTAL MINES, MILLS AND SHOPS (EXCLUDING COAL) AS PUBLISHED BY MSHA.

LOST WORKDAY INJURY FREQUENCY RATE (LTA)
(PER 200,000 HOURS WORKED)


Cliffs
Industry
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
1.9
1998
1999
2000
2001
2002

INDUSTRY COMPARISON IS TOTAL MINES, MILLS AND SHOPS (EXCLUDING COAL) AS PUBLISHED BY MSHA.

LOST WORKDAY INJURY SEVERITY RATE
(PER 200,000 HOURS WORKED)


Cliffs
Industry
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
1998
1999
2000
2001
2002

INDUSTRY COMPARISON IS TOTAL OSHA WORK DAYS LOST AS REPORTED BY THE AMERICAN IRON AND STEEL INSTITUTE

MSHA REPORTABLE ACCIDENTS – CLIFFS MINES 2002 VS. 2001
(PER 200,000 HOURS WORKED)


2001
2002
8
7
6
5
4
3
2
1
0
Empire
Hibbing
N.Shore
Tilden
Wabush

- Cleveland-Cliffs Inc and Associated Companies are committed to protecting the occupational health and well being of each employee and to conserve property from loss. Safe practices and a healthful workplace are consistent with efficient operations that produce a high-quality product. Our CORE VALUE of SAFE PRODUCTION is sustainable only through an acceptance of ZERO TOLERANCE FOR RISK. This means everyone doing every job the right way, the safe way every time.
- In fulfilling this commitment, we shall use our best and continuous efforts to maintain a safe and healthful work environment in accordance with sound industry practices and legislative requirements. We shall strive to eliminate hazards that might result in personal injuries, fires, security losses or damage to property by providing the necessary training, encouragement, resources and accountability. Occupational illness prevention shall be accomplished through appropriate industrial hygiene and occupational medical programs, including engineering controls, employee monitoring, health testing and education.
- Safety, occupational health and loss prevention are the responsibility of management and all employees. Elimination of loss and occupational illnesses can only be achieved through the active participation of all employees. It is also the responsibility of management and all employees to identify and correct incidents or conditions with potential for an unsafe or unhealthful workplace, including near-miss incidents. The Safety Department shall assist management in monitoring and implementing this policy.
- Our success in this area is primarily dependent on individual attitudes, practices and accountability. Constant planning, personal awareness, attention to detail and a spirit of cooperation and positive thinking are essential to achieve our stated safety and health goals. Performance will be continuously measured and periodically evaluated to determine areas requiring improvement.
- Every employee must join in a personal commitment to safety, occupational health and loss prevention in all of our activities.

Environmental Performance 2002

ENVIRONMENTAL STEWARDSHIP IS A CORE VALUE AT CLEVELAND-CLIFFS INC – GOING BEYOND COMPLIANCE....BEING SOCIALLY RESPONSIBLE....ANTICIPATING AND ADDRESSING POTENTIAL IMPACTS BEFORE THEY OCCUR....PERSONAL ACCOUNTABILITY....OPERATING TO PRESERVE THE ENVIRONMENT FOR FUTURE GENERATIONS.

The Company's ongoing commitment to the pursuit of environmental excellence was strengthened in 2002. In June, Cliffs' President and Chief Operating Officer, Tom O'Neil, inaugurated the President's Annual Environmental Tour, where Cliffs' top management team visited all Cliffs' properties to comprehensively review environmental programs, projects and issues. In addition to inspecting each operation from an environmental perspective, specific environmental improvement plans were reviewed in depth with mine management. Cliffs' environmental management system is focused through the Environmental Leadership Team, which is comprised of representatives from each operation.

A highlight of Cliffs' Pollution Prevention and Waste Minimization Programs was the voluntary total elimination of PCB-containing devices at three facilities: Hibbing Mine, Northshore Mine and Wabush Mines in Labrador, Canada. To date, 75 percent of Cliffs' facilities operate with zero PCBs. With continuing reductions at its other facilities, Cliffs is ahead of schedule in meeting the objectives of the Great Lakes Binational Strategy for reduction in the use of PCBs, which call for a 90 percent reduction by 2006.

Cliffs' Minnesota operations are participating in a Voluntary Mercury Reduction Program sponsored by the Minnesota Pollution Control Agency (MPCA). Our goal, along with MPCA, is the reduction of anthropogenic mercury in the environment. In addition to identification and collection activities on site, facilities have initiated cooperative programs with local communities.

The American Concrete Institute recognized Cliffs' Northshore Mine with its 2002 Environmental Excellence Award for re-engineering its fly ash (coal ash) management system. The new fly ash management system provides significant waste minimization and is an excellent example of converting a waste by-product of the Northshore's coal burning power plant, which is normally put into a landfill, into a useful concrete enhancer. Northshore is now one of a few Minnesota fly ash suppliers approved for publicly funded construction projects. Today, up to 18,000 tons of fly ash are purchased annually from Northshore to produce higher-quality concrete for the state's highway system.

CLIFFS ECOLOGICAL PROJECTS

Reclamation and revegetation is an ongoing activity at all Cliffs' mines. During the year, employees of the Empire Mine planted more than 20,000 trees on mining and stockpile areas as a part of its ongoing reclamation program. Numerous species of trees were planted to achieve diversity found in the natural environment.

At Wabush Mines, the ongoing revegetation of the tailings basin has created a unique habitat for migratory birds, attracting many species not normally seen. A cooperative program with local bird watchers has identified more than 100 species on Wabush's tailings basin.

At Cliffs' former Republic Mine in Michigan, a wetlands preserve has been constructed in the former tailings basin that now supports a wide diversity of birds and wildlife. The Republic Wetlands Preserve encompasses 2,300 acres where 60,000 wetland plants and 225,000 wetland trees have been planted. Grasses, shrubs, trees, small ponds and marshy areas have created a diverse habitat for wildlife. The creation of this preserve required careful planning and engineering and governmental approvals before construction, and eventually all 2,300 acres will be placed in a conservation easement for the benefit of the State of Michigan.

The Northshore Mine has a cooperative program with the Minnesota Raptor Center to monitor a pair of peregrine falcons that are nesting on the plant site. Northshore is also an active supporter of the Wolf Ridge Environmental Learning Center. A visitor information site, overlooking Northshore's Silver Bay plant, is a popular stop for tourists visiting the shore of Lake Superior.

CLEVELAND-CLIFFS INC

ENVIRONMENTAL METRICS

	2002	2001
Air Emissions Point Sources (a)		
Total Particulate Matter	99	123
NOx	1,009	925
SO2	410	349
Water Discharges Compliance Rate		
Number of Analyses Passed	11,945	8,886
Number of Analyses Conducted	12,074	8,925
Percent Compliance	99	99
Releases		
Volume Spilled (Gallons)	9,717	29,464
Number of Spills	130	114
Waste Disposal (Tons)		
Hazardous	342	139
Non-Hazardous	4,627	3,769
Recycled	12,878	8,561
Reclamation (Acres)		
Total Final Reclamation	572	1,644 (b)
Environmental Training and Awareness		
Number of Trainee Hours	4,363	2,721
Number of Employees	3,210	3,809
Number of Env. Awareness Activities	149	212
Agency Inspections		
Number of Inspections	46	51
Notices of Violations		
Number of Notices	3	3

Notes

(a) Tons per million tons of pellets produced

(b) Includes LTV Steel Mining Company, which closed in 2001.

It is the policy of the Company to conduct its affairs in accordance with appropriate best available practices. To accomplish this, the Company will:

- Adopt standards that build from a foundation of compliance with applicable government laws and regulations, permits and related agreements.
- Establish management systems, standards, programs and procedures within its corporate and operating units for implementation of this policy, and integrate environmental considerations into business planning.
- Inform managers and employees of their responsibility to comply with this policy, and to be sensitive to the effects of the Company's operations on the environment.
- Conduct periodic environmental audits of operating practices to verify compliance with this policy, and identify revisions or improvements required to minimize environmental effects.
- Conduct environmental assessments for all new properties, activities, acquisitions, closures, divestitures and proposed changes in operating procedures.
- Ensure that contractors working on the Company's premises or on properties managed by the Company comply with relevant environmental standards.
- Contribute to the development and administration of technically and economically sound environmental standards and compliance procedures through interaction with professional and trade groups, legislative bodies, regulatory agencies and citizens organizations.
- Establish procedures for the reporting of conditions or incidents with the potential for adverse environmental effects, and responding with appropriate corrective actions. Provision shall be made for the communication of environmental information with the Company's various publics.

OVERVIEW

Cleveland-Cliffs Inc (including its consolidated subsidiaries, the "Company" or "Cliffs") is the largest supplier of iron ore pellets in North America. The Company operates five iron ore mines located in Michigan, Minnesota and Eastern Canada that are capable of producing 32.6 million tons of pellets annually. Cliffs' share of 2003 production capacity is almost 20 million tons, representing about 25 percent of the total pellet capacity in North America. The Company sells most of its pellets to integrated steel companies in the United States and Canada under multi-year contracts that have terms ranging from 3 to 15 years. Sales volume under these contracts is largely dependent on customer requirements, and in most cases, Cliffs is the sole supplier of pellets to the customer. Each contract has a base price that is adjusted over the life of the contract using one or more adjustment factors. Factors that can adjust price include measures of general inflation, steel prices, the international pellet price and mine operating cost factors, including energy costs.

The steel industry in North America is going through a restructuring process, which is expected to ultimately produce a stronger, more productive industry. However, the restructuring process is likely to result in a reduction of integrated steelmaking capacity over time, and thereby reduce iron ore consumption. In order to address the market, Cliffs is focused on improving the competitiveness of its operations. Cliffs' strategy also includes obtaining a larger share of this market by entering into long-term pellet sales contracts, supported by increased mine ownership, as required. Cliffs has repositioned itself from a manager of iron ore mines on behalf of steel company owners to primarily a merchant of iron ore to steel company customers. In 2002, the Company completed the following actions to increase its sales and mine ownerships:

- On January 31, Cliffs converted Algoma Steel Inc. ("Algoma") from a partner to a customer by acquiring Algoma's 45 percent interest in the Tilden Mining Company L.C. ("Tilden") and executing a pellet sales agreement that makes Cliffs the sole supplier of pellets to Algoma for 15 years. The acquisition increased Cliffs' ownership of the Tilden Mine from 40 percent to 85 percent, and increased its share of the mine's annual production capacity from 3.1 million tons to 6.6 million tons.
- In April, Cliffs entered into a 15-year agreement with International Steel Group Inc. ("ISG") to be the sole supplier of iron ore pellets to steelmaking operations which ISG acquired from LTV Corporation ("LTV"). As a result, ISG was the Company's largest customer in 2002, with additional sales volume expected in future years.
- On July 24, the Company amended its pellet sales agreement with Rouge Industries Inc. ("Rouge"), which will make Cliffs the sole supplier of pellets to Rouge beginning in 2003. Sales to Rouge accounted for 9 percent of the Company's revenues in 2002, with volume expected to double in 2003.
- In July, Cliffs acquired an additional 8 percent interest in the Hibbing Mine from Bethlehem Steel Corporation ("Bethlehem") retroactive to January 1, 2002. The acquisition increased the Company's ownership of Hibbing from 15 percent to 23 percent, and increased its share of Hibbing's annual production capacity from 1.2 million tons to 1.8 million tons.
- In August, the Company increased its ownership in the Wabush Mines by about 4 percent, proportionate with the other remaining Canadian owners of Wabush, due to Acme Steel Company's rejection of its interest in bankruptcy.
- On December 31, Cliffs increased its interest in Empire Mining Partnership ("Empire") to 79 percent. Concurrently, the Company executed a 12-year sales agreement for Ispat Inland Inc.'s ("Ispat" or "Ispat Inland"), a subsidiary of Ispat International N.V., pellet requirements which exceed those provided from Ispat's remaining 21 percent interest in the Empire Mine and the Minorca Mine, which is wholly owned by Ispat.

Iron ore pellet sales in 2002 were a record 14.7 million tons, a 6.3 million ton, or 75 percent, increase from the 8.4 million tons sold in 2001. Sales under new contracts with ISG and Algoma accounted for over 90 percent of the increase in 2002 sales volume.

Iron ore pellet production for Cliffs' account was 14.7 million tons in 2002 versus 7.8 million tons in 2001. The 6.9 million ton, or 88 percent, increase was largely due to the Company's increased ownership of Tilden and the significant reduction of production curtailments in 2002. The 2002 curtailments totaled about 2.6 million tons, or 15 percent of production capacity. In 2001, the curtailments totaled 5.0 million tons, or 40 percent of production capacity.

The major business risk faced by the Company, as it increases its merchant position, is lower customer consumption of iron ore from the Company's mines, which may result from competition from other iron ore suppliers; increased use of iron ore substitutes, including imported semi-finished steel; customer rationalization or financial failure; or decreased North American steel production, resulting from increased imports or lower steel consumption. The Company's sales are concentrated with a relatively few number of customers. Unmitigated loss of sales would have a significantly greater impact on operating results and cash flow than revenue, due to the high level of fixed costs in the iron ore mining business in the near-term and the high cost to idle or close mines. In the event of a venture participant's failure to perform, remaining solvent venturers, including the Company, may be required to assume additional fixed costs and record additional material obligations. The premature closure of a mine due to the loss of a significant customer or the failure of a venturer would accelerate substantial employment and mine shutdown costs.

RESULTS OF OPERATIONS

In 2002, Cliffs had a net loss of $188.3 million, or $18.62 per share (references to per share earnings are "diluted earnings per share"), versus a net loss for the year 2001 of $22.9 million, or $2.27 per share. Following is a summary of results:

	(IN MILLIONS)		
	2002	2001	2000
Income (loss) from continuing operations before impairment of mining assets	**$ (13.7)**	$(19.5)	$26.7
Impairment of mining assets	**(52.7)**		
Income (loss) from continuing operations	**(66.4)**	(19.5)	26.7
Loss from discontinued operation	**(108.5)**	(12.7)	(8.6)
Cumulative effect of accounting changes	**(13.4)**	9.3	
Net Income (loss)			
– Amount	**$(188.3)**	$(22.9)	$18.1
– Per share basic	**$(18.62)**	$(2.27)	$1.74
– Per share diluted	**$(18.62)**	$(2.27)	$1.73
Average number of shares (in thousands)			
– Basic	**10,117**	10,073	10,393
– Diluted	**10,117**	10,073	10,439
Operating results from continuing operations			
EBIT*	**$ (2.8)**	$(23.7)	$31.9
EBITDA*	**$ 31.1**	$ (.3)	$57.3

*Excludes impairment of mining assets.

OPERATING RESULTS FROM CONTINUING OPERATIONS

The Company had pre-tax income (loss), before interest, tax, depreciation and amortization from continuing operations, as follows:

	(IN MILLIONS)		
	2002	2001	2000
Income (loss) from continuing operations	**$(66.4)**	$(19.5)	$26.7
Income taxes (credit)	**9.1**	(9.2)	3.2
Pre-tax income (loss) from continuing operations	**(57.3)**	(28.7)	29.9
Impairment of mining assets	**52.7**		
	(4.6)	(28.7)	29.9
Interest expense	**6.6**	8.8	4.9
Interest income	**(4.8)**	(3.8)	(2.9)
Earnings (loss) before interest and taxes ("EBIT")	**(2.8)**	(23.7)	31.9
Depreciation and amortization	**33.9**	23.4	25.4
Earnings (loss) before interest, taxes, depreciation and amortization ("EBITDA")	**$ 31.1**	$ (.3)	$57.3

EBIT and EBITDA are non-GAAP measures utilized by management to measure operating performance.

2002 VERSUS 2001

The net loss for the year 2002 was $188.3 million, or $18.62 per share, including a loss of $108.5 million from a discontinued operation, a $13.4 million cumulative effect charge related to a change in the Company's accounting method for recognizing estimated future mine closure obligations and a $52.7 million charge for the impairment of mining assets. The net loss in 2001 of $22.9 million, or $2.27 per share, included a loss from the discontinued operation of $12.7 million and an after-tax credit to income of $9.3 million ($14.3 million pre-tax) related to a change in the Company's accounting method for recognizing gains and losses on pension investments.

The loss before asset impairment, discontinued operation and the cumulative effect of accounting changes was $13.7 million in 2002 versus $19.5 million in 2001. The $5.8 million lower loss reflected improved pre-tax results of $24.1 million partially offset by increased income tax expense, primarily due to establishing a deferred tax valuation allowance in 2002. The improved pre-tax results largely reflect higher sales margins, as follows:

(IN MILLIONS)

	2002	2001	Increase (Decrease) Amount	Increase (Decrease) Percent
Iron ore pellet sales (tons)	**14.7**	8.4	6.3	75%
Revenues from iron ore sales and services*	**$510.8**	$301.5	$209.3	69%
Cost of goods sold and operating expenses*				
Total	**507.1**	340.9	166.2	49%
Costs of production curtailments	**20.6**	48.0	(27.4)	(57)%
Excluding costs of production curtailments	**486.5**	292.9	193.6	66%
Sales margin (loss)				
Total	**$ 3.7**	$ (39.4)	$ 43.1	N/M
Excluding costs of production curtailments				
Amount	**$ 24.3**	$ 8.6	$ 15.7	182%
Percent of revenues	**4.8%**	2.9%	1.9%	

*Excludes revenues and expenses of $75.6 million and $17.8 million in 2002 and 2001, respectively, related to freight and minority interest.

Revenues from Iron Ore Sales and Services

Revenues from iron ore sales and services were $510.8 million in 2002, an increase of $209.3 million, or 69 percent, from revenues of $301.5 million in 2001. The increase was mainly due to the 6.3 million ton, or 75 percent, increase in pellet sales volume in 2002. The 14.7 million tons sold in 2002 was a record, surpassing the previous record of 12.1 million tons of North American iron ore pellets sold in 1998. The six largest customers accounted for 78 percent of total sales. Sales under new contracts with ISG and Algoma equaled 36 percent of total revenues.

Cost of Goods Sold and Operating Expenses

Cost of goods sold and operating expenses totaled $507.1 million in 2002, an increase of $166.2 million, or 49 percent, from $340.9 million in 2001. Excluding fixed costs related to production curtailments, 2002 costs and expenses were $193.6 million, or 66 percent, higher than 2001, due to higher sales volume.

Sales Margin (Loss)

Sales margin in 2002 was $3.7 million, compared to a negative sales margin of $39.4 million in 2001. Excluding fixed costs related to production curtailments, the sales margin was $24.3 million, or 4.8 percent of revenues, in 2002, versus $8.6 million, or 2.9 percent of revenues, in 2001. The improved sales margin in 2002 reflected operating at a higher percent of capacity and lower costs excluding the impact of production curtailments.

Other Revenues

- Royalties and management fees from partners were $12.2 million in 2002, a decrease of $17.6 million from 2001. The decrease in these revenues, which results from Cliffs' strategy of converting mine partners into customers, was largely attributable to the acquisition of Algoma's 45 percent interest in the Tilden Mine in 2002. The loss of LTV as a partner in Empire and reduced production at Empire in 2002 also contributed to the decrease.
- Interest income of $4.8 million in 2002 was $1.0 million above 2001 income of $3.8 million. The increase reflected higher average cash balances in 2002 and interest earned on "Long-term receivables." Partly offsetting was the impact of lower short-term interest rates in 2002.
- Insurance recoveries in 2002 include a $1.8 million insurance recovery on a 1999 business interruption claim relating to the loss of more than 1 million tons of pellet sales to Rouge as a result of an explosion at the power plant that supplied Rouge. This finalizes the claim, resulting in a total recovery of $17.5 million, of which $15.3 million occurred in 2000 and $.4 million in 2001. Additionally, in 2002 the Company settled with an insurance provider covering certain environmental sites, resulting in a $1.7 million recovery.

Administrative, Selling and General Expenses

Administrative, selling and general expenses were $23.8 million in 2002, an increase of $8.6 million from expenses of $15.2 million in 2001. The increase in 2002 expenses was mainly due to higher pension expense, increased medical and other post-retirement benefits, and higher incentive compensation, including the effects of the Company's common stock price.

Other Expenses

- Interest expense was $6.6 million in 2002, a decrease of $2.2 million from 2001 interest expense of $8.8 million. The decrease was due to lower interest rates and lower average borrowings under the revolving credit facility, which was terminated in October 2002. Both years include $4.9 million of interest expense on the senior unsecured notes.
- Other expenses were $8.6 million in 2002, a decrease of $.5 million from 2001 expenses of $9.1 million. The decrease was primarily due to lower restructuring activities in 2002, partly offset by costs related to the Mesabi Nugget Project in 2002.

Income Taxes

The Company uses the liability method whereby income taxes are recognized during the year in which transactions enter into the determination of financial statement income or loss. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between financial statement and tax basis of assets and liabilities. The Company assesses the recoverability of its deferred tax assets in accordance with the provisions of SFAS No. 109. The Company is required to record a valuation allowance against deferred tax assets when the Company cannot provide objective evidence that "more likely than not" the deferred tax assets will be utilized before they expire.

During 2002, substantial non-cash losses caused the Company's deferred tax assets to increase to a level that required a deferred tax valuation allowance. Of the $120.6 million allowance, $38.4 million represented deferred tax assets applied directly to shareholders' equity for the other comprehensive loss. The balance was charged to current year results, resulting in net income tax expense of $9.1 million for 2002, with no tax benefit recorded on the minimum pension liability charge, cumulative effect adjustment or discontinued operation in 2002.

The Company is required to maintain a valuation allowance for its net deferred tax assets and net loss carryforwards until sufficient positive evidence exists to support the reversal of the reserve. Until such time, except for potential alternative minimum taxes and minor state, local and foreign tax provisions, the Company will have no reported tax provision net of valuation allowance adjustments. In the event the Company was to determine, based on the existence of sufficient positive evidence, that it would be able to realize its deferred tax assets in the future, an adjustment to the valuation allowance would increase income in the period such determination was made.

Impairment of Mining Assets

As a result of increasing production costs at Empire Mine, revised economic mine-planning studies were completed in the fourth quarter of 2002. Based on the outcome of these studies, the economic ore reserves at Empire were reduced from 116 million tons at December 31, 2001 to 63 million tons of pellets at December 31, 2002. The Company concluded that the assets of Empire were impaired, based on an undiscounted probability-weighted cash flow analysis. The Company recorded an impairment charge of $52.7 million at December 31, 2002 to write off the carrying value of the long-lived assets of Empire. The Company expects to continue to operate the Empire Mine.

Discontinued Operation

In the fourth quarter of 2002, Cliffs exited the ferrous metallics business and abandoned its 82 percent investment in Cliffs and Associates Limited ("CAL"), an HBI facility located in Trinidad and Tobago. For the year 2002, Cliffs reported a loss from discontinued operation of $108.5 million, consisting of $97.4 million of impairment charges and $11.1 million of idle expense. In the third quarter of 2002, due to uncertainties concerning the HBI market, operating costs and volume, and start-up timing, the Company determined that CAL was impaired. Accordingly, the carrying value of the long-lived assets was written off, resulting in an impairment charge of $95.7 million. In the fourth quarter, the Company wrote off CAL's remaining net current assets of $1.7 million, resulting in total impairment charges of $97.4 million for the year. The Company expects CAL to be liquidated by the CAL creditors and, accordingly, has reflected no ongoing obligations of CAL. Excluding the impairment charges, the loss from CAL was $11.1 million in 2002, an $8.5 million decrease from the $19.6 million pre-tax loss in 2001 ($12.7 million after tax). CAL was idle for the entire year 2002. CAL operated for a portion of 2001 and generated net sales of $11.1 million.

Cumulative Effect of Accounting Changes

Effective January 1, 2002, the Company implemented Statement of Financial Accounting Standards ("SFAS") No. 143, "Asset Retirement Obligations." The statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period incurred. As a result of the change in accounting method, the Company recorded a cumulative effect non-cash charge of $13.4 million, recognized on January 1, 2002, to provide for contractual and legal obligations associated with the eventual closure of its mining operations.

Effective January 1, 2001, the Company changed its method of accounting for gains and losses on pension assets for the calculation of net periodic pension cost. Under the new accounting method, the market value of plan assets reflects unrealized gains and losses from current year performance in the succeeding year. Previously, the Company deferred realized and unrealized gains and losses, recognizing them over a five-year period. The cumulative effect of the accounting change was a non-cash credit to income of $9.3 million ($14.3 million pre-tax), recognized on January 1, 2001.

2001 VERSUS 2000

Net loss for the year 2001 was $22.9 million, or $2.27 per share, including $9.3 million net income from a change in accounting principle and a loss from a discontinued operation of $12.7 million. The cumulative effect of $9.3 million results from a change in the method of accounting for investment gains and losses on pension assets for the calculation of net periodic pension costs. Net income for the year 2000 of $18.1 million, or $1.73 per share, included a loss from the discontinued operation of $8.6 million. Excluding the cumulative effect of a change in accounting method and the discontinued operation, the 2001 loss from continuing operations of $19.5 million represented an earnings decrease of $46.2 million from the 2000 earnings of $26.7 million. The decrease in results from continuing operations of $46.2 million is comprised of lower pre-tax earnings of $58.6 million, partially offset by lower income taxes of $12.4 million. The $58.6 million decrease in pre-tax earnings was primarily due to a lower sales margin of $52.8 million, lower insurance recoveries related to the Rouge business interruption claim, $14.9 million, and lower royalty and management fee income, $6.7 million, partially offset by a non-recurring $10.9 million charge in 2000 to recognize the decrease in value of the LTV common stock. Following is a summary:

(IN MILLIONS)

	2001	2000	Increase (Decrease) Amount	Increase (Decrease) Percent
Iron ore pellet sales (tons)	8.4	10.4	(2.0)	(19.0)%
Revenues from iron ore sales and services*	$301.5	$363.9	$(62.4)	(17.0)%
Cost of goods sold and operating expenses*				
Total	340.9	350.5	(9.6)	(2.7)%
Costs of production curtailments	48.0		48.0	N/M
Excluding costs of production curtailments	292.9	350.5	(57.6)	(16.4)%
Sales margin (loss)				
Total	$ (39.4)	$ (13.4)	$(52.8)	N/M
Excluding costs of production curtailments				
Amount	$ 8.6	$ 13.4	$ (4.8)	N/M
Percent of revenues	2.9%	3.7%	(.8)%	

*Excludes revenues and expenses of $17.8 million, and $15.5 million in 2001 and 2000, respectively, related to freight.

Revenues from Iron Ore Sales and Services

Revenues from iron ore sales and services were $301.5 million in 2001, a decrease of $62.4 million from 2000. The decrease was primarily due to the 2.0 million ton sales volume decrease, partly offset by a modest increase in average price realization.

Cost of Goods Sold and Operating Expenses

Cost of goods sold and operating expenses totaled $340.9 million in 2001, a $9.6 million decrease from 2000. Included in 2001 cost of goods sold and operating expenses was $48.0 million of idle expense related to production curtailments at the Company's mining ventures, and higher employment costs, primarily related to benefits. Excluding costs of production curtailments, costs and expenses were $57.6 million, or 16.4 percent less than 2000.

Sales Margin (Loss)

Total sales margin in 2001 was a negative $39.4 million. Excluding fixed costs related to production curtailments in 2001, sales margin was $8.6 million, or 2.9 percent of revenues, compared to $13.4 million or 3.7 percent in 2000.

Other Revenues

- During 2001, the Company received $.4 million of additional insurance recoveries related to the Rouge business interruption claim, a decrease of $14.9 million from the $15.3 million of proceeds received in 2000.
- Royalty and management fee revenue from partners decreased $6.7 million, reflecting the production curtailments.
- Other income was $3.1 million higher in 2001, primarily due to gains on the sale of non-strategic assets, principally non-mining lands.

Administrative, Selling and General Expenses

Administrative, selling and general expenses decreased about 20 percent, or $3.5 million, reflecting employee reductions and other cost-saving initiatives.

Other Expenses

- During 2000, the Company recognized a charge to operations of $10.9 million to reflect the decrease in value of 842,000 shares of LTV common stock. The Company sold the shares by early 2001.
- Interest expense was $3.9 million higher in 2001, reflecting interest on borrowings under the Company's revolving credit facility.
- Other expenses reflect lower business development expense in 2001, largely offset by 2001 restructuring charges of $4.8 million, primarily relating to headcount reductions at the Michigan mines, corporate office and central service functions.

Income Taxes

Year 2000 income tax expense includes a $5.2 million tax credit reflecting a reassessment of income tax obligations based on current audits of prior years' tax returns.

Discontinued Operation

The pre-tax loss from the discontinued CAL operation, net of minority interest, was $19.6 million in 2001 ($12.7 million after tax), compared to a pre-tax loss of $13.3 million in 2000 ($8.6 million after tax). The increased pre-tax loss of $6.3 million reflected the start-up and commissioning in mid-March 2001 and the increased Company ownership, 82 percent in 2001 versus 46.5 percent for most of 2000.

CASH FLOW AND LIQUIDITY

At December 31, 2002, the Company had cash and cash equivalents of $61.8 million. Following is a summary of 2002 cash flow activity:

	(IN MILLIONS)
Net cash flow from continuing operations	**$ 40.9**
Repayment of revolving credit facility	**(100.0)**
Repayment on long-term debt	**(15.0)**
Investment in steel companies equity and debt	**(27.4)**
Investment in power-related joint venture	**(6.0)**
Capital expenditures	**(10.6)**
Proceeds from sale of assets	**8.2**
Other	**.3**
Cash used by continuing operations	**(109.6)**
Cash used by discontinued operation	**(12.4)**
Decrease in cash and cash equivalents	**$(122.0)**

Following is a summary of key liquidity measures:

	AT DECEMBER 31 (IN MILLIONS)		
	2002	2001	2000
Cash and cash equivalents	**$61.8**	$183.8	$ 29.9
Available bank credit			100.0
Total liquidity	**$61.8**	$183.8	$129.9
Cash and cash equivalents	**$61.8**	$183.8	$ 29.9
Debt	**(55.0)**	(170.0)	(70.0)
Net cash (debt)	**$ 6.8**	$ 13.8	$ (40.1)
Working capital	**$95.7**	$172.9	$145.8

In October 2002, the Company repaid its $100 million revolving credit facility and terminated the agreement. The Company is evaluating a possible $20 million revolving credit bank facility to provide additional liquidity. In December 2002, the Company paid $15 million on its senior notes, reducing the balance outstanding to $55 million.

The Company received a federal income tax refund in the second quarter of 2002 of $11.6 million, an increase of $7.7 million compared to the December 31, 2001 receivable. The increase was primarily due to the "Job Creation and Worker Assistance Act of 2002," which was enacted by Congress in March 2002 and allowed for the carryback of net operating losses for up to five years; previously the limitation was two years.

The Company anticipates that its share of capital expenditures related to the iron ore business, which was $10.6 million in 2002, will increase to about $30 million in 2003, reflecting the Company's increased ownership. The Company expects to fund its capital expenditures from available cash and current operations.

CAPITALIZATION

In December 2002, the Company amended it $70 million senior unsecured note agreement. As part of the fourth-quarter negotiations, the Company paid and expensed an amendment fee of $1.2 million. The amended agreement contains various covenants, including limitations on incurrence of additional debt, leases, and disposition of assets, and a minimum EBITDA requirement and coverage ratio. The Company was in compliance with the amended covenants at December 31, 2002 and expects to remain in compliance in 2003. The Company made a principal payment of $15 million on December 31, 2002 to reduce the amount outstanding to $55 million at the end of 2002. In addition, scheduled principal payments of $20 million in December 2003, $20 million in December 2004 and $15 million in December 2005 are required. Scheduled payments may be accelerated for realization of excess cash flows and certain asset sales; the notes may be paid off at any time without penalty. The interest rate remains at 7.0 percent through December 15, 2003, increases to 9.5 percent from December 15, 2003 through December 14, 2004, and to 10.5 percent from December 14, 2004 to maturity of the agreement on December 15, 2005.

In the fourth quarter of 2002, the Company repaid the $100 million borrowed on its revolving credit facility and terminated the agreement. The Company had capital lease obligations at December 31, 2002 of $12.3 million, including its unconsolidated share of mining ventures. The Company had no unsecured letters of credit outstanding at December 31, 2002.

OPERATIONS AND CUSTOMERS

Sales

The Company's pellet sales were 14.7 million tons in 2002 versus 8.4 million tons in 2001. The increase in pellet sales in 2002 was due to higher demand by the integrated steel industry and new sales agreements in 2002. The Company ended the year 2002 with 3.9 million tons of iron ore pellet inventory, an increase of .9 million tons from 2001, reflecting the Company's increased sales and mine ownership. The Company expects pellet sales in 2003 to approximate production of about 20 million tons. The Company's sales volume is largely committed under multi-year sales contracts, which are subject to changes in customer requirements. Factors impacting the Company's average price realization under various sales contracts include measures of general inflation, steel prices, the international pellet price, and mine operating cost factors, including energy costs.

Customers

In April 2002, the Company signed a long-term agreement to supply iron ore pellets to ISG. The Company is the sole supplier of pellets purchased by ISG for its Cleveland and Indiana Harbor facilities for a 15-year period beginning in 2002. Sales depend on ISG's pellet requirements. The Company invested $13.0 million in the second quarter and $4.4 million in the third quarter in ISG common stock, representing approximately 7 percent of ISG's equity. The investment is being accounted for under the "cost method" and is included in "Other investments."

In July 2002, the Company amended its iron ore pellet sales agreement with Rouge, which provides that the Company will be the sole supplier of iron ore pellets to Rouge. Rouge is expected to purchase in excess of 3 million tons per year beginning in 2003, and has annual minimum obligations through 2007. The Company also loaned $10 million to Rouge on a secured basis, with final maturity in 2007. The loan is classified as "held-to-maturity" and recorded at cost in "Long-term receivables," with periodic interest accruing to "Interest income."

Production

Following is a summary of 2002 and 2001 mine production and Company ownership:

	Company's Ownership December 31		(MILLION TONS) Company's Share		Total Production	
MINE	**2002**	2001	**2002**	2001	**2002**	2001
Empire	**79.0%**	35.0%	**1.1**	1.7	**3.6**	5.7
Hibbing	**23.0**	15.0	**1.5**	.2	**7.7**	6.1
Northshore	**100.0**	100.0	**4.2**	2.8	**4.2**	2.8
Tilden	**85.0**	40.0	**6.7**	2.2	**7.9**	6.4
Wabush	**26.8**	22.8	**1.2**	.9	**4.5**	4.4
Total Production			**14.7**	7.8	**27.9**	25.4

The 6.9 million ton increase in the Company's share of 2002 production compared to 2001 reflected Cliffs' increased ownership in four mines and increased production at all mines, except Empire, to meet increased iron ore demand and orders from steel company customers. Empire was idled in the first part of 2002 but operated at capacity in the later part of the year. The Company preliminarily expects total mine production in 2003 to be 32.6 million tons; the Company's share of production is currently expected to be 19.9 million tons to meet sales requirements. Production schedules remain subject to change in pellet demand.

Ownership Increases

Empire Mine: Effective December 31, 2002, the Company increased its ownership in Empire from 35 percent to 79 percent for assumption of all mine liabilities. Under terms of the agreement, the Company has indemnified Ispat Inland from obligations of Empire in exchange for certain future payments to Empire and to the Company by Ispat Inland of $120.0 million, recorded at a present value of $58.8 million at December 31, 2002 ($53.8 million classified as "Long-term receivable" with the balance current) over the 12-year life of a new sales agreement. A subsidiary of Ispat Inland will retain a 21 percent ownership in Empire, for which it has a unilateral right to put to the Company in five years. The Company will become the sole supplier of pellets purchased by Ispat Inland for the term of the sales agreement. As a result of this transaction, the Company's financial position at December 31, 2002 includes consolidation of Empire; previously the Company's investment in Empire had been accounted for utilizing the "equity method" and was included in "Investment in Associated Iron Ore Ventures."

Prior to the foregoing agreement, Ispat Inland and the Company funded total fixed obligations of Empire in proportion to their 40 percent and 35 percent respective ownerships under an interim agreement after a subsidiary of LTV discontinued meeting its 25 percent Empire ownership obligations in November 2001. LTV, which had filed for protection under Chapter 11 of the U.S. Bankruptcy Code on December 29, 2000, rejected its Empire ownership in March 2002.

As a result of increasing production costs, revised economic mine-planning studies were completed in the fourth quarter of 2002. Based on the outcome of these studies, the economic ore reserves at Empire were reduced from 116 million tons at December 31, 2001 to approximately 63 million tons of pellets at December 31, 2002. Subsequently, the Company concluded that the assets of Empire were impaired, based on an undiscounted probability-weighted cash flow analysis. The Company recorded an impairment charge of $52.7 million at December 31, 2002 to write off the recorded carrying value of the long-lived assets of Empire.

Tilden Mine: On January 31, 2002, the Company increased its ownership in Tilden to 85 percent with the acquisition of Algoma's interest in Tilden for assumption of mine liabilities. The acquisition increased the Company's annual production capacity by 3.5 million tons. Concurrently, a sales agreement was executed that made the Company the sole supplier of iron ore pellets purchased by Algoma for a 15-year period.

Hibbing Mine: In July 2002, the Company acquired (effective retroactive to January 1, 2002) an 8 percent interest in Hibbing from Bethlehem for the assumption of mine liabilities associated with the interest. The acquisition increased the Company's ownership of Hibbing from 15 percent to 23 percent. This transaction reduces Bethlehem's ownership interest in Hibbing to 62.3 percent. In October 2001, Bethlehem filed for protection under Chapter 11 of the U.S. Bankruptcy Code. Bethlehem continues to fund its Hibbing obligations and take iron ore from the mine. At the time of the filing, the Company had a trade receivable of approximately $1.0 million, which has been reserved.

Wabush Mines: In August 2002, Acme Steel Company, a wholly owned subsidiary of Acme Metals Incorporated (collectively "Acme"), which had been under Chapter 11 bankruptcy protection since 1998, rejected its 15.1 percent interest in Wabush. As a result, the Company's interest increased to 26.83 percent. Acme had discontinued funding its Wabush obligations in August 2001.

Effect of Mine Ownership Increases: While none of the increases in mine ownerships during 2002 required cash payments or assumption of debt, the ownership changes resulted in the Company recognizing net obligations of approximately $93 million at December 31, 2002. Obligations totaled approximately $163 million, primarily related to employment and legacy obligations at Empire and Tilden mines, partially offset by non-capital long-term assets, principally the $58.9 million Ispat Inland long-term receivable ($5.0 million current).

Other Related Items

The iron ore industry has been identified by the U.S. Environmental Protection Agency ("EPA") as an industrial category that emits pollutants established by the 1990 Clean Air Act Amendments. These pollutants included over 200 substances that are now classified as hazardous air pollutants ("HAP"). The EPA is required to develop rules that would require major sources of HAP to utilize Maximum Achievable Control Technology ("MACT") standards for their emissions. The EPA published a Proposed Rule on December 18, 2002 and is scheduled to issue a Final Rule in August 2003, and require compliance by 2006. The projected costs to the Company, including capital expenditures, to meet the proposed MACT standards, as currently proposed, could be approximately $15 million.

Five-year labor agreements between the United Steelworkers of America ("USWA") and the Empire, Hibbing and Tilden mines were ratified in August 1999. The agreements, which were patterned after agreements negotiated by major steel companies, provide employees with improvements in pensions, wages and other benefits. The agreements also commit the mines and the union jointly to seek operating cost improvements. Wabush Mines in Canada also settled on a five-year contract in July 1999.

On April 4, 2002, the Company signed an agreement to participate in Phase II of the Mesabi Nugget Project. Other participants include Kobe Steel, Ltd., Steel Dynamics, Inc., Ferrometrics, Inc. and the State of Minnesota. A $24 million pilot plant is being constructed at the Company's Northshore Mine to test and develop Kobe Steel's technology for converting iron ore into nearly pure iron in nugget form, with minor funding support provided by the U.S. Department of Energy. The Company's contribution to the project through the pilot plant testing and development phase is $4.5 million, primarily contributions of in-kind facilities and services. If the pilot plant is successful, construction of a commercial-size facility with a capacity range of 300,000 to 700,000 tons annually could start as early as 2004.

In January 2002, the Company invested $7.4 million ($3.0 million in 2001) in a new joint venture to acquire certain power-related assets in a purchase-leaseback arrangement. The investment, which is included in "Other investments," is accounted for utilizing the "equity method."

STRATEGIC INVESTMENTS

The Company is pursuing investment opportunities to broaden its scope as a supplier of iron ore pellets to the integrated steel industry through acquisition of additional mining interests. In the normal course of business, the Company examines opportunities to strengthen its position by evaluating various investment opportunities consistent with its strategy. In the event of any future acquisitions or joint venture opportunities, the Company may consider using available liquidity or other sources of funding to make investments.

PENSIONS AND OTHER POSTRETIREMENT BENEFITS

The Company and its unconsolidated ventures offer defined benefit pension plans, defined contribution pension plans and other postretirement benefit plans, primarily consisting of retiree healthcare benefits, as part of a total compensation and benefits program. As of December 31, 2002, the Company and its unconsolidated ventures had combined employment of 3,858 employees and 3,773 retirees, or slightly less than one retiree per active employee.

The defined benefit pension plans are largely noncontributory, and benefits are generally based on employees' years of service and average earnings for a defined period prior to retirement, or a minimum formula. In addition, the Company and its ventures currently provide various levels of retirement healthcare and life insurance benefits ("Other Benefits") to most full-time employees who meet certain length of service and age requirements (a portion of which are pursuant to collective bargaining agreements). Most U.S. salaried plans require retiree contributions and have deductibles, co-pay requirements and benefit limits. Most U.S. bargaining unit plans require retiree contributions and co-pays for major medical and prescription coverage. The Company does not provide Other Benefits for approximately 150 U.S. salaried employees hired after January 1, 1993. Other Benefits are provided through programs administered by insurance companies whose charges are based on benefits paid.

Annual contributions to pension plan investment trusts are made within income tax deductibility restrictions in accordance with statutory regulations. In the event of plan termination, the plan sponsors could be required to fund shutdown and early retirement obligations, which are not included in the pension benefit obligations.

Assets for Other Benefits include deposits relating to insurance contracts and Voluntary Employee Benefit Association ("VEBA") Trusts for certain mining ventures that are available to fund retired employees' life insurance obligations and medical benefits. The Company's estimated annual contribution to the VEBAs will approximate $3.5 million in 2003 based on production.

As a result of decreasing long-term interest rates, the Company decreased the discount rate used to determine its defined benefit pension and Other Benefits obligations to 6.9 percent at December 31, 2002 from 7.5 percent at December 31, 2001 and 7.75 percent at December 31, 2000.

The Company's assumption of 9 percent returns on pension plan and VEBA assets remains unchanged. The assumption is supported by long-term performance. The 2001 change in accounting method resulted in variances in gains and losses on pension plan assets being fully recognized immediately in the subsequent year's pension expense.

Additionally, as a result of recent experience, the Company increased the medical trend rate assumption it utilized in determining its obligation for Other Benefits. An annual increase in the per capita cost of covered healthcare benefits of 10.0 percent was assumed for 2003 (7.5 percent in 2002), decreasing to an annual rate of 5.0 percent in 2008 and annually thereafter.

Following is a summary of the Company's (and its share of unconsolidated ventures) actual defined benefit pension and Other Benefit expense and funding for the years 2001 and 2002 and estimates for 2003 and 2004, incorporating the changes in assumptions, expected asset returns, existing plan provisions and increased mine ownerships:

	(IN MILLIONS)			
	Defined Benefit Pensions		Other Benefits	
	Expense	Funding	Expense	Funding
2001	$ 4.4	$ .4	$15.8	$ 7.7
2002	**7.2**	**1.1**	**21.5**	**16.8**
2003 Estimated	28.6	2.7	35.3	21.6
2004 Estimated	33.8	10.5	37.9	25.4

Due to the sharp decline in the value of the equity holdings of its various pension trusts, lower interest rates utilized in discounting liabilities, and the Company's increased ownership in mines at December 31, 2002, the Company recorded, in accordance with SFAS No. 87, "Employer's Accounting for Pension," an additional minimum pension liability of $180.4 million, which resulted in a 2002 charge directly to shareholders' equity of $109.7 million in 2002. The charge to equity does not run through the "Statement of Operations," and in concept, represents the current state of the pension plans as if they were frozen in time. Additionally, the charge does not affect pension funding requirements in the near term.

ENVIRONMENTAL AND CLOSURE OBLIGATIONS

At December 31, 2002, the Company had environmental and closure obligations, including its share of the obligations of ventures, of $95.5 million ($70.6 million at December 31, 2001), of which $9.8 million is current. Payments in 2002 were $8.3 million (2001 – $5.6 million). The obligations at December 31, 2002 include certain responsibilities for environmental remediation sites, $18.3 million, closure of LTV Steel Mining Company ("LTVSMC"), $41.1 million, and obligations for closure of the Company's five operating mines, $36.1 million, reflecting implementation of SFAS No. 143 "Asset Retirement Obligations," effective January 1, 2002.

The LTVSMC closure obligation resulted from an October 2001 transaction where subsidiaries of the Company and Minnesota Power, a business of Allete, Inc. acquired LTV's assets of LTVSMC in Minnesota for $25.0 million (Company share $12.5 million). As a result of this transaction the Company received a payment of $62.5 million from Minnesota Power and assumed environmental and certain facility closure obligations of $50.0 million.

MARKET RISK

The Company is subject to a variety of market risks, including those caused by changes in commodity prices, foreign currency exchange rates and interest rates. The Company has established policies and procedures to manage such risks; however, certain risks are beyond the control of the Company.

The Company's investment policy relating to its short-term investments (classified as cash equivalents) is to preserve principal and liquidity while maximizing the return through investment of available funds. The carrying value of these investments approximates fair value on the reporting dates.

The Company's mining ventures enter into forward contracts for certain commodities, primarily natural gas, as a hedge against price volatility. Such contracts, which are in quantities expected to be delivered and used in the production process, are a means to limit exposure to price fluctuations. At December 31, 2002, the notional amounts of the outstanding forward contracts were $4.6 million (Company share $3.7 million), with an unrecognized fair value gain of $1.2 million (Company share $1.0 million) based on December 31, 2002 forward rates. The contracts mature at various times through April 2003. If the forward rates were to change 10 percent from the year-end rate, the value and potential cash flow effect on the contracts would be approximately $.6 million (Company share $.5 million).

The Company has $55 million of long-term debt outstanding with a fixed interest rate of 7.0 percent through December 15, 2003, increasing to 9.5 percent through December 15, 2004, and 10.5 percent to maturity on December 15, 2005. A hypothetical increase or decrease of 10 percent from 2002 year-end interest rates would change the fair value of the senior unsecured notes by $.8 million.

A portion of the Company's operating costs related to Wabush Mines are subject to change in the value of the Canadian dollar; however, the Company does not hedge its exposure to changes in the Canadian dollar.

CRITICAL ACCOUNTING POLICIES

Management's discussion and analysis of financial condition and results of operations is based on the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). Preparation of financial statements requires management to make assumptions, estimates and judgments that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and the related disclosures of contingencies. Management bases its estimates on various assumptions and historical experience which are believed to be reasonable; however, due to the inherent nature of estimates, actual results may differ significantly due to changed conditions or assumptions. Management believes that the following critical accounting policies and practices incorporate estimates and judgments have the most significant impact on the Company's financial statements.

Iron Ore Reserves

The Company regularly evaluates its economic iron ore reserves and updates them as required in accordance with SEC Industry Guide 7. The estimated ore reserves could be affected by future industry conditions, geological conditions and ongoing mine planning. Maintenance of effective production capacity or the ore reserve could require increases in capital and development expenditures. Alternatively, changes in economic conditions or the expected quality of ore reserves could decrease capacity or ore reserves. Technological progress could alleviate such factors or increase capacity or ore reserves. Significant reductions were made to the ore reserves at Empire and Wabush Mines in the fourth quarter of 2002 due to increasing mining and processing costs. The Company uses its ore reserve estimates to determine the mine closure dates utilized in recording the fair value liability for asset retirement obligations. See Note 5 – "Environmental and Mine Closure Obligations" (Mine Closure) in the Notes to Consolidated Financial Statements. Since the liability represents the present value of the expected future obligation, a significant change in ore reserves would have a substantial effect on the recorded obligation. The Company also utilizes economic ore reserves for evaluating potential impairments of mine assets and in determining maximum useful lives utilized to calculate depreciation and amortization of long-lived mine assets. Decreases in ore reserves could significantly affect these items.

Asset Retirement Obligations

The accrued mine closures obligations for the Company's active mining operations reflect the adoption of SFAS No. 143, effective January 1, 2002, to provide for contractual and legal obligations associated with the eventual closure of the mining operations. The Company's obligations are determined based on detailed estimates adjusted for factors that an outside party would consider (i.e., inflation, overhead and profit), which were escalated (at an assumed 3 percent) to the estimated closure dates, and then discounted using a credit-adjusted, risk-free interest rate of 10.25 percent. The closure date for each location was determined based on the exhaustion date of the remaining iron ore reserves. The estimated obligations are particularly sensitive to the impact of changes in mine lives, given the difference between the inflation and discount rates. Changes in the base estimates of legal and contractual closure costs due to changed legal or contractual requirements, available technology, inflation, overhead or profit rates would also have a significant impact on the recorded obligations. See Note 5 – "Environmental and Mine Closure Obligations" (Mine Closure) in the Notes to Consolidated Financial Statements.

Asset Impairment

The Company monitors conditions that indicate that the carrying value of an asset or asset group may be impaired. The Company determines impairment based on the asset's ability to generate cash flow greater than its carrying value, utilizing an undiscounted probability-weighted analysis. If the analysis indicates the asset is impaired, the carrying value is adjusted to fair value. The impairment analysis and fair value determination can result in significantly different outcomes based on critical assumptions and estimates including the quantity and quality of remaining economic ore reserves, and future iron ore prices and production costs. See Note 1 – "Operations and Customers" (Empire Mine) and Note 3 – "Discontinued Operation" in the Notes to Consolidated Financial Statements.

Environmental Remediation Costs

The Company has a formal code of environmental protection and restoration. The Company's obligations for known environmental problems at active and closed mining operations and other sites have been recognized based on estimates of the cost of investigation and remediation at each site. If the estimate can only be estimated as a range of possible amounts, with no specific amount being most likely, the minimum of the range is accrued. Management reviews its environmental remediation sites quarterly to determine if additional cost adjustments or disclosures are required. The characteristics of environmental remediation obligations, where information concerning the nature and extent of clean-up activities is not immediately available, or changes in regulatory requirements result in a significant risk of increase to the obligations as they mature. Expected future expenditures are not discounted to present value. Potential insurance recoveries are not recognized until realized.

Employee Retirement Benefit Obligations

Assumptions used in determining the benefit obligations and the value of plan assets for defined benefit pension plans and postretirement benefit plans (primarily retiree healthcare benefits) offered by the Company and its ventures are evaluated periodically by management in conjunction with outside actuaries. Critical assumptions, such as the discount rate used to measure the benefit obligations, the expected long-term rate of return on plan assets, and the medical care cost trend, are reviewed annually. Changes in actuarial assumptions, including discount rates, employee retirement rates, mortality, compensation levels, plan asset investment performance, and healthcare costs, are determined in conjunction with outside actuaries. Changes in actuarial assumptions and/or investment performance of plan assets can have a significant impact on the Company's financial condition due to the magnitude of the Company's retirement obligations. See "Pensions and Other Postretirement Benefits" in this section and Note 8 – "Retirement Related Benefits" in the Notes to Consolidated Financial Statements.

Income Taxes

Income taxes are based on income (loss) for financial reporting purposes and reflect a current tax liability (asset) for the estimated taxes payable (recoverable) in the current year tax return and changes in deferred taxes. Deferred tax assets or liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using enacted tax laws and rates. The Company recorded a valuation allowance in 2002 for its net deferred tax assets and net loss carryforwards in recognition of the uncertainty of their realization. In making the determination to record the valuation allowance, management considered the likelihood of future taxable income and feasible and prudent tax planning strategies to realize deferred tax assets. In the future, if the Company determines that it expects to realize more or less of the deferred tax assets, an adjustment to the valuation allowance will affect income in the period such determination is made. See Note 9 – "Income Taxes" in the Notes to Consolidated Financial Statements.

FORWARD-LOOKING STATEMENTS

Cautionary Statements

Certain expectations and projections regarding future performance of the Company referenced in this report are forward-looking statements. These expectations and projections are based on currently available financial, economic and competitive data, along with the Company's operating plans, and are subject to certain future events and uncertainties. We caution readers that in addition to factors described elsewhere in this report, the following factors, among others, could cause the Company's actual results in 2003 and thereafter to differ significantly from those expressed.

Steel Company Customers: More than 95 percent of the Company's revenue is derived from the North American integrated steel industry, consisting of 14 current or potential customers. Of the 14 companies (not all of which are current customers or partners of the Company), three companies are in reorganization, and certain others have experienced financial difficulties. The Company's sales are concentrated with a relatively few number of customers. Loss of major sales contracts or the failure of customers to perform under existing arrangements due to financial difficulties could adversely affect the Company. Rejection of major contracts and/or partner agreements by customers and/or partners under provisions related to bankruptcy/reorganization represents a major uncertainty.

Demand for Iron Ore Pellets: Demand for iron ore is a function of the operating rates for the blast furnaces of North American steel companies. The restructuring of the steel industry is likely to result in a reduction of integrated steelmaking capacity over time, and thereby reduce iron ore consumption. Demand for iron ore can be displaced by lower iron production in North America due to imports of finished and semi-finished steel, replacement by electric furnace production, or insufficient resources to reline or adequately maintain blast furnaces. Most of the Company's sales contracts are requirements-based or provide for flexibility of volume above a minimum level.

Mine Operating Risks: The Company's iron ore operations are volume-sensitive with a portion of its costs fixed irrespective of current operating levels. Iron ore operations can be affected by unanticipated geological conditions, ore processing changes, availability and cost of key components of production (e.g., labor, electric power and fuel), and weather conditions (e.g., extreme winter weather and availability of process water due to drought).

Mine Closure Risks: Although ore reserves are long-lived, premature closure or reduced operating levels of an iron ore mine could accelerate significant employment legacy costs and environmental closure obligations, and result in asset impairment charges.

Litigation; Taxes; Environmental Exposures: The Company's operations are subject to various governmental, tax, environmental and other laws and regulations, and potentially to claims for various legal, environmental and tax matters. While the Company carries liability insurance which it believes to be appropriate to its businesses, and has provided accounting reserves, in accordance with SFAS No. 5, for such matters which it believes to be adequate, an unanticipated liability or increase in a currently identified liability arising out of litigation, tax or environmental proceeding could have a material adverse effect on the Company.

The Company has no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Statement of Consolidated Operations CLEVELAND-CLIFFS INC AND CONSOLIDATED SUBSIDIARIES

	(IN MILLIONS, EXCEPT PER SHARE AMOUNTS) Year Ended December 31		
	2002	2001	2000
REVENUES			
Product sales and services			
Iron ore	$ 510.8	$301.5	$363.9
Freight and minority interest	75.6	17.8	15.5
Total product sales and services	586.4	319.3	379.4
Royalties and management fees	12.2	29.8	36.5
Interest income	4.8	3.8	2.9
Insurance recoveries	3.5	.4	15.3
Other income	10.2	9.8	6.7
Total Revenues	617.1	363.1	440.8
COSTS AND EXPENSES			
Cost of goods sold and operating expenses	582.7	358.7	366.0
Impairment of mining assets	52.7		
Administrative, selling and general expenses	23.8	15.2	18.7
Interest expense	6.6	8.8	4.9
Loss on common stock investment			10.9
Other expenses	8.6	9.1	10.4
Total Costs and Expenses	674.4	391.8	410.9
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	(57.3)	(28.7)	29.9
INCOME TAXES (CREDIT)	9.1	(9.2)	3.2
INCOME (LOSS) FROM CONTINUING OPERATIONS	(66.4)	(19.5)	26.7
(LOSS) FROM DISCONTINUED OPERATION (Note 3)	(108.5)	(12.7)	(8.6)
INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE	(174.9)	(32.2)	18.1
CUMULATIVE EFFECT OF ACCOUNTING CHANGE	(13.4)	9.3	
NET INCOME (LOSS)	$(188.3)	$ (22.9)	$ 18.1
NET INCOME (LOSS) PER COMMON SHARE – BASIC			
Continuing operations	$ (6.58)	$ (1.93)	$ 2.57
Discontinued operation	(10.72)	(1.26)	(.83)
Cumulative effect of accounting change	(1.32)	.92	
NET INCOME (LOSS)	$(18.62)	$ (2.27)	$ 1.74
NET INCOME (LOSS) PER COMMON SHARE – DILUTED			
Continuing operations	$ (6.58)	$ (1.93)	$ 2.55
Discontinued operation	(10.72)	(1.26)	(.82)
Cumulative effect of accounting change	(1.32)	.92	
NET INCOME (LOSS)	$(18.62)	$ (2.27)	$ 1.73
AVERAGE NUMBER OF SHARES (In thousands)			
Basic	10,117	10,073	10,393
Diluted	10,117	10,073	10,439

See notes to consolidated financial statements.

Statement of Consolidated Cash Flows CLEVELAND-CLIFFS INC AND CONSOLIDATED SUBSIDIARIES

(IN MILLIONS, BRACKETS INDICATE CASH DECREASE)

	Year Ended December 31		
	2002	2001	2000
CASH FLOW FROM CONTINUING OPERATIONS			
OPERATING ACTIVITIES			
Income (loss) from continuing operations	**$ (66.4)**	$ (19.5)	$ 26.7
Adjustments to reconcile net income (loss) to net cash from operations:			
Impairment of mining assets (Note 1)	**52.7**		
Depreciation and amortization:			
Consolidated	**25.5**	12.6	12.7
Share of associated companies	**8.4**	10.8	12.7
Asset retirement obligation	**1.9**		
Deferred income taxes	**13.9**	(12.8)	9.6
Gain on sale of assets	**(6.2)**	(5.6)	(.7)
Loss on common stock investment			10.9
Other	**(1.8)**	3.8	(.2)
Total before changes in operating assets and liabilities	**28.0**	(10.7)	71.7
Changes in operating assets and liabilities:			
Inventories and prepaid expenses	**(15.2)**	(13.1)	(50.1)
Receivables	**21.6**	37.4	19.1
Payables and accrued expenses	**6.5**	15.3	(9.1)
Total changes in operating assets and liabilities	**12.9**	39.6	(40.1)
Net cash from operating activities	**40.9**	28.9	31.6
INVESTING ACTIVITIES			
Purchase of property, plant and equipment:			
Consolidated	**(8.6)**	(3.2)	(12.7)
Share of associated companies	**(2.0)**	(4.0)	(5.6)
Investment in steel companies' equity and debt	**(27.4)**		
Investment in power-related joint venture	**(6.0)**	(3.0)	
Proceeds from sale of assets	**8.2**	11.0	.9
Other		(.7)	(.3)
Net cash (used by) from investing activities	**(35.8)**	.1	(17.7)
FINANCING ACTIVITIES			
Borrowings (repayments) under revolving credit facility	**(100.0)**	100.0	
Repayment of long-term debt	**(15.0)**		
Proceeds from LTVSMC transaction		50.0	
Dividends		(4.1)	(15.7)
Repurchases of Common Shares			(15.6)
Contributions by minority shareholder	**.3**		
Net cash (used by) from financing activities	**(114.7)**	145.9	(31.3)
CASH FROM (USED BY) CONTINUING OPERATION	**(109.6)**	174.9	(17.4)
CASH USED BY DISCONTINUED OPERATION	**(12.4)**	(21.0)	(20.3)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**(122.0)**	153.9	(37.7)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**183.8**	29.9	67.6
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$ 61.8**	$ 183.8	$ 29.9
Taxes paid on income	**$ .5**	$ 6.2	$ 1.0
Interest paid on debt obligations	**$ 6.7**	$ 9.0	$ 4.9

See notes to consolidated financial statements.

Statement of Consolidated Financial Position CLEVELAND-CLIFFS INC AND CONSOLIDATED SUBSIDIARIES

	(IN MILLIONS) December 31 2002	2001
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	**$ 61.8**	$183.8
Trade accounts receivable – net	**14.1**	19.9
Receivables from associated companies	**9.0**	12.1
Product inventories	**111.2**	84.8
Supplies and other inventories	**73.2**	29.0
Deferred and refundable income taxes	**1.5**	20.9
Other	**29.7**	12.2
TOTAL CURRENT ASSETS	**300.5**	362.7
PROPERTIES		
Plant and equipment	**368.6**	212.1
Minerals	**22.2**	18.6
	390.8	230.7
Allowances for depreciation and depletion	**(111.9)**	(93.3)
Total Continuing Operations	**278.9**	137.4
Discontinued operation (Note 3)		122.9
TOTAL PROPERTIES	**278.9**	260.3
INVESTMENTS IN ASSOCIATED IRON ORE VENTURES	**1.5**	131.7
OTHER ASSETS		
Long-term receivables	**63.9**	
Prepaid pensions		46.1
Intangible pension asset	**31.7**	1.4
Other investments	**27.8**	3.3
Deposits and miscellaneous	**25.8**	19.5
TOTAL OTHER ASSETS	**149.2**	70.3
TOTAL ASSETS	**$730.1**	$825.0

	(IN MILLIONS) December 31 2002	2001
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Borrowings under revolving credit facility	**$**	$100.0
Current portion of long-term debt	**20.0**	
Accounts payable	**54.8**	14.1
Accrued employment cost	**60.1**	13.9
Accrued expenses	**17.6**	24.8
Payables to associated companies	**14.1**	16.0
State and local taxes	**13.2**	8.1
Environmental and mine closure obligations	**9.8**	9.1
Other	**15.2**	3.8
TOTAL CURRENT LIABILITIES	**204.8**	189.8
LONG-TERM DEBT	**35.0**	70.0
POSTEMPLOYMENT BENEFIT LIABILITIES		
Pensions, including minimum pension liability	**151.3**	3.4
Other postretirement benefits	**109.1**	65.8
	260.4	69.2
ENVIRONMENTAL AND MINE CLOSURE OBLIGATIONS	**84.7**	59.2
OTHER LIABILITIES	**46.0**	36.7
TOTAL LIABILITIES	**630.9**	424.9
MINORITY INTEREST		
Iron ore venture	**19.9**	
Discontinued operation		25.9
SHAREHOLDERS' EQUITY		
Preferred Stock – no par value		
Class A – 500,000 shares authorized and unissued		
Class B – 4,000,000 shares authorized and unissued		
Common Shares – par value $1 a share		
Authorized – 28,000,000 shares;		
Issued – 16,827,941 shares	**16.8**	16.8
Capital in excess of par value of shares	**69.7**	66.2
Retained income	**288.4**	476.7
Cost of 6,643,730 Common Shares in		
Treasury (2001 – 6,685,988 shares)	**(182.2)**	(183.3)
Accumulated other comprehensive loss	**(110.7)**	(1.0)
Unearned compensation	**(2.7)**	(1.2)
TOTAL SHAREHOLDERS' EQUITY	**79.3**	374.2
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$730.1**	$825.0

See notes to consolidated financial statements.

Statement of Consolidated Shareholders' Equity CLEVELAND-CLIFFS INC AND CONSOLIDATED SUBSIDIARIES

	(IN MILLIONS)						
	Common Shares	Capital In Excess of Par Value of Shares	Retained Income	Common Shares In Treasury	Other Comprehensive Income (Loss)	Unearned Compensation	Total
January 1, 2000	$16.8	$67.1	$501.3	$(171.5)	$ (5.2)	$(1.2)	$407.3
Comprehensive income							
Net income			18.1				18.1
Other comprehensive income							
Unrealized losses on securities					(1.2)		(1.2)
Reclassification adjustment-loss included in net income					6.4		6.4
Total comprehensive income							23.3
Cash dividends – $1.50 a share			(15.7)				(15.7)
Stock and other incentive plans		.1		3.1		(.8)	2.4
Repurchases of Common Shares				(15.6)			(15.6)
Other		.1		.2			.3
December 31, 2000	16.8	67.3	503.7	(183.8)		(2.0)	402.0
Comprehensive loss							
Net loss			(22.9)				(22.9)
Other comprehensive loss							
Minimum pension liability					(1.0)		(1.0)
Total comprehensive loss							(23.9)
Cash dividends – $.40 a share			(4.1)				(4.1)
Stock and other incentive plans		(.9)		.5		.8	.4
Other		(.2)					(.2)
December 31, 2001	**16.8**	**66.2**	**476.7**	**(183.3)**	**(1.0)**	**(1.2)**	**374.2**
Comprehensive loss							
Net loss			**(188.3)**				**(188.3)**
Other comprehensive loss							
Minimum pension liability					**(109.7)**		**(109.7)**
Total comprehensive loss							**(298.0)**
Stock and other incentive plans		**3.5**		**1.1**		**(1.5)**	**3.1**
December 31, 2002	**$16.8**	**$69.7**	**$288.4**	**$(182.2)**	**$(110.7)**	**$(2.7)**	**$ 79.3**

See notes to consolidated financial statements.

ACCOUNTING POLICIES

Business: The Company is the largest supplier of iron ore pellets to integrated steel companies in North America. The Company manages and owns interests in North American mines and owns ancillary companies providing transportation and other services to the mines.

Basis of Consolidation: The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries ("Company"), including:

- Tilden Mining Company L.C. ("Tilden") in Michigan; consolidated since January 31, 2002, when the Company increased its ownership from 40 percent to 85 percent;
- Empire Iron Mining Partnership ("Empire") in Michigan; consolidated effective December 31, 2002, when the Company increased its ownership from 35 percent to 79 percent;
- 100 percent of Wabush Iron Co. Limited ("Wabush Iron"); consolidated since August 29, 2002 when Acme Steel Company rejected its interest in Wabush Iron; Wabush Iron owns 26.83 percent interest in the Wabush Mines Joint Venture ("Wabush") in Canada.

Intercompany accounts are eliminated in consolidation. At December 31, 2002, "Investments in Associated Iron Ore Ventures" primarily includes Wabush Iron's equity interest in certain Wabush Mines-related entities, which the Company does not control. The Company's equity interest in Hibbing Taconite Company ("Hibbing"), an unincorporated joint venture in Minnesota, was a net liability at December 31, 2002 and, accordingly, was classified as "Payables to associated companies." Cliffs and Associates Limited ("CAL") results are included in "Discontinued Operation" in the Statement of Consolidated Operations. See Note 3 – "Discontinued Operation."

Revenue Recognition: Revenue is recognized on sales of products when title has transferred, and on services when performed. Revenue from product sales includes reimbursement for freight charges ($38.7 million – 2002; $17.8 million – 2001; $15.5 million – 2000) paid on behalf of customers and cost reimbursement of $36.9 million since January 31, 2002 from a minority-interest partner for its contractual share of mine costs. Royalty and management fee revenue from venture participants is recognized on production.

Business Risk: The major business risk faced by the Company, as it increases its merchant position, is lower customer consumption of iron ore from the Company's mines, which may result from competition from other iron ore suppliers; increased use of iron ore substitutes, including imported semi-finished steel; customers' rationalization or financial failure; or decreased North American steel production, resulting from increased imports or lower steel consumption. The Company's sales are concentrated with a relatively few number of customers. Unmitigated loss of sales would have a greater impact on operating results and cash flow than revenue, due to the high level of fixed costs in the iron ore mining business in the near term and the high cost to idle or close mines. In the event of a venture participant's failure to perform, remaining solvent venturers, including the Company, may be required to assume and record additional material obligations. The premature closure of a mine due to the loss of a significant customer or the failure of a venturer would accelerate substantial employment and mine shutdown costs. See Note 1 – "Operations and Customers."

Use of Estimates: The preparation of financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates.

Cash Equivalents: The Company considers investments in highly liquid debt instruments with an initial maturity of three months or less to be cash equivalents.

Derivative Financial Instruments: In the normal course of business, the Company enters into forward contracts for the purchase of commodities, primarily natural gas, which are used in its operations. Such contracts are in quantities expected to be delivered and used in the production process and are not intended for resale or speculative purposes.

Inventories: Product inventories are stated at the lower of cost or market. Cost of iron ore inventories is determined using the last-in, first-out ("LIFO") method. The excess of current cost over LIFO cost of iron ore inventories was $6.5 million and $7.8 million at December 31, 2002 and 2001, respectively. Supplies and other inventories reflect the average cost method.

Iron Ore Reserves: The Company reviews the iron ore reserves based on current expectations of revenues and costs, which are subject to change. Iron ore reserves include only proven and probable quantities of ore which can be economically mined and processed utilizing existing technology. Asset retirement obligations reflect remaining economic iron ore reserves.

Properties: Properties are stated at cost. Depreciation of plant and equipment is computed principally by straight-line methods based on estimated useful lives, not to exceed the estimated economic iron ore reserves. Depreciation is provided over the following estimated useful lives:

Buildings . . . . .45 Years
Mining Equipment . . . . .10 to 20 Years
Processing Equipment . . . . .15 to 45 Years
Information Technology . . . . .2 to 7 Years

Depreciation is not adjusted when operations are temporarily idled.

Asset Impairment: The Company monitors conditions that may affect the carrying value of its long-lived and intangible assets when events and circumstances indicate that the carrying value of the assets may be impaired. The Company determines impairment based on the asset's ability to generate cash flow greater than the carrying value of the asset, using an undiscounted probability-weighted analysis. If projected undiscounted cash flows are less than the carrying value of the asset, the assets are adjusted to their fair value. See Note 1 – "Operations and Customers" and Note 3 – "Discontinued Operation."

Repairs and Maintenance: The cost of power plant major overhauls is amortized over the estimated useful life, which is the period until the next scheduled overhaul, generally five years. All other planned and unplanned repairs and maintenance costs are expensed during the year incurred.

Income Taxes: Income taxes are based on income (loss) for financial reporting purposes and reflect a current tax liability (asset) for the estimated taxes payable (recoverable) in the current-year tax return and changes in deferred taxes. Deferred tax assets or liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using enacted tax laws and rates. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the asset will not be realized.

Environmental Remediation Costs: The Company has a formal code of environmental protection and restoration. The Company's obligations for known environmental problems at active and closed mining operations, and other sites have been recognized based on estimates of the cost of investigation and remediation at each site. If the cost can only be estimated as a range of possible amounts with no specific amount being most likely, the minimum of the range is accrued. Costs of future expenditures are not discounted to their present value. Potential insurance recoveries have not been reflected in the determination of the liabilities.

Stock Compensation: In accordance with the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," the Company has elected to continue applying the provisions of Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its stock-based compensation plans. Accordingly, the Company does not recognize compensation expense for stock options when the stock option price at the grant date is equal to or greater than the fair market value of the stock at that date. The following illustrates the pro forma effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123:

	(IN MILLIONS)		
	Pro Forma		
	2002	2001	2000
Net income (loss) as reported	**$(188.3)**	$(22.9)	$18.1
Stock-based employee compensation:			
Add expense included in reported results	**2.0**	.1	.6
Deduct fair value based method	**(2.7)**	(1.0)	(1.6)
Pro forma net income (loss)	**$(189.0)**	$(23.8)	$17.1
Earnings (loss) per share:			
Basic – as reported	**$(18.62)**	$(2.27)	$1.74
Basic – pro forma	**$(18.69)**	$(2.36)	$1.65
Diluted – as reported	**$(18.62)**	$(2.27)	$1.73
Diluted – pro forma	**$(18.69)**	$(2.36)	$1.64

The market value of restricted stock awards and performance shares is charged to expense over the vesting period.

Research and Development Costs: Research and development costs, principally relating to the Mesabi Nugget project at the Northshore Mine in Minnesota, are expensed as incurred. Mesabi Nugget project costs of $1.9 million and $.1 million in 2002 and 2001, respectively, were included in "Other expenses."

Income Per Common Share: Basic income per common share is calculated on the average number of common shares outstanding during each period. Diluted income per common share is based on the average number of common shares outstanding during each period, adjusted for the effect of outstanding stock options, restricted stock and performance shares.

Reclassifications: Certain prior-year amounts have been reclassified to conform to current-year classifications.

Accounting and Disclosure Changes: Effective January 1, 2001, the Company changed its method of accounting for investment gains and losses on pension assets for the calculation of net periodic pension cost. Previously, the Company utilized a method that deferred and amortized realized and unrealized gains and losses over five years for most pension plans. Under the new accounting method, the market value of plan assets reflects realized and unrealized gains and losses from current-year performance in the following year. The Company believes the new method results in improved financial reporting because the method more closely reflects the fair value of its pension assets at the date of reporting. The cumulative effect of this accounting change related to prior years was a one-time non-cash credit to income of $9.3 million ($14.3 million pre-tax) recognized as of January 1, 2001. The effect of the change in accounting was $.1 million of income on year 2001 results. The pro forma effect of this change, as if it had been made for 2000, would be to increase net income $1.8 million, or $.17 per share.

Effective January 1, 2002, the Company implemented SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the related asset retirement costs. The statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred and capitalized as part of the carrying amount of the long-lived asset. When a liability is initially recorded, the entity capitalizes the cost by increasing the carrying value of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, a gain or loss is recorded. The cumulative effect of this accounting change related to prior years was a one-time non-cash charge to income of $13.4 million (net of $3.3 million recorded under the Company's previous mine closure accrual method) recognized as of January 1, 2002. The net effect of the change was $1.9 million of additional expense in year 2002 results. The pro forma effect of this charge, as if it had been made for 2001 and 2000, would be to decrease net income by $.8 million and $.8 million, respectively. (Note 5 – "Environmental and Mine Closure Obligation").

In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires testing of goodwill and intangible assets with indefinite lives for impairment rather than amortizing them. The adoption of this statement in the first quarter of 2002 did not have a significant impact on the Company's financial results.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." Although retaining many of the provisions of SFAS No. 121, SFAS No. 144 establishes a uniform accounting model for long-lived assets to be disposed. The Company's adoption of this statement in the first quarter of 2002 did not have a significant impact.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" when the liability is incurred and not as a result of an entity's commitment to an exit plan. The statement is effective for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 in the first quarter of 2003 is not expected to have a significant impact on the Company's financial results.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure," an amendment of SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 148, which is effective for years ending after December 15, 2002, provides alternative methods for a voluntary change to the fair value based method of accounting for stock-based employee compensation and requires prominent disclosure about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company expects to adopt the fair-value based method in 2003 and is evaluating the alternative transition methods, but does not anticipate that the adoption will have a significant effect on the Company's financial results.

NOTE 1 – OPERATIONS AND CUSTOMERS

During 2002, the Company increased its ownership in four iron ore mines and entered into significant long-term sales agreements with several integrated steel company customers.

Empire Mine

Effective December 31, 2002, the Company increased its ownership in Empire from 35 percent to 79 percent for assumption of mine liabilities. Under terms of the agreement, the Company has indemnified Ispat Inland Inc. ("Ispat Inland"), a subsidiary of Ispat International N. V., from obligations of Empire in exchange for certain future payments to Empire and to the Company by Ispat Inland of $120.0 million, recorded at a present value of $58.8 million at December 31, 2002 ($53.8 million classified as "Long-term receivable" with the balance current) over the 12-year life of a new sales agreement. A subsidiary of Ispat Inland retains a 21 percent ownership in Empire, for which it has the unilateral right to put the interest to the Company in five years. The Company is the sole supplier of pellets purchased by Ispat Inland for the term of the sales agreement. As a result of this transaction, the Company's consolidated results at December 31, 2002 include Empire's financial position; previously the Company's investment in Empire had been accounted for utilizing the "equity method" and was included in "Investment in Associated Iron Ore Ventures."

Prior to the foregoing agreement, Ispat Inland and the Company funded total fixed obligations of Empire in proportion to their 40 percent and 35 percent respective ownerships under an interim agreement after a subsidiary of LTV Corporation ("LTV") discontinued meeting its 25 percent Empire ownership obligations in November 2001. LTV, which had filed for protection under Chapter 11 of the U.S. Bankruptcy Code on December 29, 2000, rejected its Empire ownership in March 2002.

As a result of increasing production costs at Empire, revised economic mine-planning studies were completed in the fourth quarter of 2002. Based on the outcome of these studies, the economic ore reserves at Empire were reduced from 116 million tons of pellets at December 31, 2001 to 63 million tons of pellets at December 31, 2002. Subsequently, the Company concluded that the assets of Empire were impaired, based on an undiscounted probability-weighted cash flow analysis. The Company recorded an impairment charge of $52.7 million at December 31, 2002 to write off the recorded carrying value of the long-lived assets of Empire.

Tilden Mine

On January 31, 2002, the Company increased its ownership in Tilden to 85 percent with the acquisition of Algoma Steel Inc.'s ("Algoma") interest in Tilden for assumption of mine liabilities. The acquisition increased the Company's annual production capacity by 3.5 million tons. Concurrently, a sales agreement was executed that made the Company the sole supplier of iron ore pellets purchased by Algoma for a 15-year period.

Hibbing Mine

In July 2002, the Company acquired (effective retroactive to January 1, 2002) an 8 percent interest in Hibbing from Bethlehem Steel Corporation ("Bethlehem") for the assumption of mine liabilities associated with the interest. The acquisition increased the Company's ownership of Hibbing from 15 percent to 23 percent. This transaction reduced Bethlehem's ownership interest in Hibbing to 62.3 percent. In October 2001, Bethlehem filed for protection under Chapter 11 of the U.S. Bankruptcy Code. Bethlehem continues to fund its Hibbing obligations and consume iron ore from the mine. At the time of the filing, the Company had a trade receivable of approximately $1.0 million, which has been reserved.

Wabush Mine

In August 2002, Acme Steel Company, a wholly owned subsidiary of Acme Metals Incorporated (collectively "Acme"), which had been under Chapter 11 bankruptcy protection since 1998, rejected its 15.1 percent interest in Wabush. As a result, the Company's interest increased from 22.78 percent to 26.83 percent. Acme had discontinued funding its Wabush obligations in August 2001.

Effect of Mine Ownership Increases

While none of the increases in mine ownerships during 2002 required cash payments or assumption of debt, the ownership changes resulted in the Company recognizing net obligations of approximately $93 million at December 31, 2002. Obligations totaled approximately $163 million, primarily related to employment legacy obligations at Empire and Tilden mines, partially offset by non-capital long-term assets, principally the $58.9 million Ispat Inland long-term receivable ($5.0 million current).

Customers

In April 2002, International Steel Group Inc. ("ISG") purchased the principal steelmaking and finishing assets of LTV, and the Company signed a long-term agreement to supply iron ore pellets to ISG. The Company became the sole supplier of pellets purchased by ISG for these facilities for a 15-year period beginning in 2002. Sales over the remainder of the contract term will depend on ISG's pellet requirements. The Company invested $13.0 million in the second quarter and $4.4 million in the third quarter in ISG common stock, representing approximately 7 percent of ISG's equity. The investment is being accounted for under the "cost method" and is included in "Other investments."

In July 2002, the Company amended its iron ore pellet sales agreement with Rouge Industries, Inc. ("Rouge"), which provides that the Company will be the sole supplier of iron ore pellets to Rouge. Rouge is expected to purchase in excess of 3 million tons per year beginning in 2003, and has annual minimum obligations through 2007. The Company also loaned $10 million to Rouge on a secured basis, with final maturity in 2007. The loan is classified as "held-to-maturity" and recorded at cost in "Long-term receivables," with periodic interest accruing to "Interest income."

In January 2002, the Company invested $7.4 million ($3.0 million in 2001) in a new joint venture to acquire certain power-related assets in a purchase-leaseback arrangement. The investment, which is included in "Other investments," is accounted for utilizing the "equity method."

NOTE 2 – INVESTMENTS IN ASSOCIATED IRON ORE VENTURES

The Company's investments in associated iron ore ventures were $1.5 million, and $131.7 million at December 31, 2002 and 2001, respectively.

The Company's investments at December 31, 2002 primarily consisted of Wabush Iron's equity interest in certain Wabush Mines-related entities. The Company's investments in Empire, Tilden and Wabush Iron, previously accounted for as equity investments, have been consolidated as a result of the Company's ownership increases in 2002. The Company's equity interest in Hibbing was a net liability of $5.7 million at December 31, 2002, and accordingly, was reclassified to "Payables to associated companies." The December 31, 2001 investments of $131.7 million were comprised of Tilden, $84.5 million, Empire, $22.5 million, Wabush Iron, $21.0 million and Hibbing, $3.7 million. The increase in Properties (continuing operations) at December 31, 2002 as compared to December 31, 2001 primarily reflected the consolidation of Tilden.

NOTE 3 – DISCONTINUED OPERATION

In the fourth quarter of 2002, the Company exited the ferrous metallics business and abandoned its 82 percent investment in CAL, an HBI facility located in Trinidad and Tobago. For the year 2002, the Company reported a loss from discontinued operation of $108.5 million, consisting of $97.4 million of impairment charges and $11.1 million of idle expense. In the third quarter 2002, due to uncertainties concerning the HBI market, operating costs and volume, and start-up timing, the Company determined that CAL was impaired. Accordingly, the carrying value of the long-lived assets was written off, resulting in an impairment charge of $95.7 million, net of minority interest. In the fourth quarter, the Company wrote off its remaining investment in CAL's net current assets of $1.7 million, net of minority interest, resulting in total impairment charges of $97.4 million for the year. The Company expects CAL to be liquidated by the CAL creditors and, accordingly, has reflected no ongoing obligations of CAL.

Excluding the impairment charges, the Company's share of idle costs on a pre-tax basis was $11.1 million in 2002, compared to a pre-tax loss of $19.6 million in 2001 ($12.7 million after-tax) and pre-operating expense of $13.3 million in 2000 ($8.6 million after-tax). CAL operated for a portion of 2001 and generated net sales of $11.1 million.

Included in the Statement of Consolidated Financial Position are assets and liabilities of CAL at December 31, 2001, as follows:

Working Capital	
Current assets	$ 10.1
Current liabilities	(13.8)
Working capital deficit	(3.7)
Properties	
Plant and equipment	127.3
Allowance for depreciation and amortization	(4.4)
Total properties	122.9
Minority Interest	(25.9)
Total	$ 93.3

All assets and liabilities of CAL have been eliminated at year-end 2002.

NOTE 4 – SEGMENT REPORTING

In 2002, the Company operated in one reportable segment offering iron products and services to the steel industry. The ferrous metallics segment, which included the Company's CAL operations, was discontinued in 2002.

Included in the consolidated financial statements are the following amounts relating to geographic locations:

	(IN MILLIONS)		
	2002	2001	2000
Revenue[1]			
United States	**$448.3**	$328.7	$366.6
Canada	**145.5**	14.1	38.7
Other Countries	**4.8**	6.3	10.6
Total from continuing operations	**598.6**	349.1	415.9
Discontinued operation		11.1	
	$598.6	$360.2	$415.9
Long-Lived Assets[2]			
United States	**$266.0**	$272.9	$296.5
Canada	**12.9**	15.5	15.0
Total from continuing operations	**278.9**	288.4	311.5
Discontinued operation		122.9	119.1
	$278.9	$411.3	$430.6

[1] Revenue is attributed to countries based on the location of the customer and include both "Product sales and services" and "Royalties and management fees" revenues.

[2] Net properties include Company's share of unconsolidated ventures.

Following is a summary of the Company's significant customers measured as a percent of "Product sales and services" and "Royalties and management fees" revenues from continuing operations:

	PERCENT OF REVENUES		
CUSTOMER	**2002**	2001	2000
ISG	**20%**		
Weirton Steel Company	**19**	25%	20%
Algoma	**16**	5	6
Rouge	**9**	10	14
AK Steel Company	**7**	14	15
WCI Steel, Inc.	**7**	10	10
LTV		11	3
Others	**22**	25	32
	100%	100%	100%

NOTE 5 – ENVIRONMENTAL AND MINE CLOSURE OBLIGATIONS

At December 31, 2002, the Company, including its share of unconsolidated ventures, had environmental and mine closure liabilities of $95.5 million, of which $9.8 million was classified as current. Payments in 2002 were $8.3 million (2001 – $5.6 million; 2000 – $1.9 million). Following is a summary of the obligations:

	(IN MILLIONS)	
	2002	2001
Environmental	**$18.3**	$20.1
Mine closure		
LTV Steel Mining Company	**41.1**	47.2
Operating Mines	**36.1**	3.3
Total mine closure	**77.2**	50.5
Total environmental and mine closure	**$95.5**	$70.6

Environmental

Included in the obligation are environmental liabilities of $18.3 million. The Company's obligations for known environmental remediation exposures at active and closed mining operations, and other sites have been recognized based on the estimated cost of investigation and remediation at each site. If the cost can only be estimated as a range of possible amounts with no specific amount being most likely, the minimum of the range is accrued in accordance with SFAS No. 5. Future expenditures are not discounted, and potential insurance recoveries have not been reflected. Additional environmental exposures could be incurred, the extent of which cannot be assessed.

The environmental liability includes the Company's obligations related to seven sites which are independent of the Company's iron mining operations. These include three State and Clean Water Act sites where the Company is named as a potentially responsible party, the Rio Tinto mine site in Nevada, where significant site cleanup activities have taken place, and the Kipling and Deer Lake sites in Michigan.

In 1984, the Company entered into a Consent Judgment with the State of Michigan regarding mercury contamination in Deer Lake. Although the Company has not admitted liability for the alleged contamination, it has been working with the State of Michigan since 1984 to evaluate the environmental and resource impacts of mercury at the site. The Company incurred costs totaling an estimated $2 million since 1984. In 1985, Deer Lake was designated as a "Great Lakes Area of Concern," a designation which identifies the site as a beneficial use impairment to be remediated. The Company has worked closely with the State of Michigan and its Department of Environmental Quality ("MDEQ") in evaluating the nature and sources of mercury at the site. In the fourth quarter of 2002, the Company and MDEQ came to conceptual agreement on the scale of a remedial action plan, which would not include dredging of the contaminated sediments. Details of the agreement have yet to be negotiated; however, the Company expects that the remediation costs will approximate $3 million.

Additionally, in September 2002, the Company received a draft of a proposed Administrative Consent Order from the United States Environmental Protection Agency for cleanup and reimbursement of costs associated with the Milwaukee Solvay Coke plant site in Milwaukee, Wisconsin. This plant was last operated by a predecessor of the Company during the years 1973 to 1983, which predecessor was acquired by the Company in 1986. In January 2003, the Company completed the sale of the plant site and property to a third party who will assume obligations for both removal under the Administrative Consent Order with the EPA ("Consent Order"), which Consent Order was executed by the Company and the third party, and remediation. As a result, the Company has substantially eliminated its obligations related to this site, and has adjusted its December 31, 2002 reserve accordingly.

Also, the environmental obligation includes non-operating locations in Michigan, including 10 former iron ore-related sites and 12 leased land sites and miscellaneous remediation obligations at the Company's operating units.

Mine Closure

The mine closure obligation of $77.2 million represents the accrued obligation at December 31, 2002 for the closed operation formerly known as the LTV Steel Mining Company (LTVSMC), $41.1 million, and for the Company's five operating mines. The LTVSMC closure obligation results from an October 2001 transaction where subsidiaries of the Company and Minnesota Power, a business of Allete, Inc. acquired LTV's assets of LTVSMC in Minnesota for $25 million (Company share $12.5 million). As a result of this transaction, the Company received a payment of $62.5 million from Minnesota Power and assumed environmental and certain facility closure obligations of $50.0 million, which at December 31, 2002 have declined to $41.1 million, reflecting activity to date.

The accrued closure obligation for the Company's active mining operations of $36.1 million reflects the adoption of SFAS No. 143, effective January 1, 2002, to provide for contractual and legal obligations associated with the eventual closure of the mining operations and the effects of mine ownership increases in 2002. The Company determined the obligations, based on detailed estimates, adjusted for factors that an outside third party would consider (i.e., inflation, overhead and profit), escalated to the estimated closure dates, and then discounted using a credit adjusted risk-free interest rate of 10.25 percent. The closure date for each location was determined based on the exhaustion date of the remaining economic iron ore reserves. The accretion of the liability and amortization of the property and equipment will be recognized over the estimated mine lives for each location. Upon adoption on January 1, 2002, the Company's share of obligation, including its unconsolidated ventures, was a present value liability, $17.1 million; a net increase to plant and equipment, $.4 million; and net cumulative effect charge, $13.4 million. The net cumulative effect charge reflected the offset of $3.3 million of accruals made under the Company's previous mine closure accrual method. The net effect of adopting the asset retirement obligation on January 1, 2002 on current-year results was $1.9 million. The pro forma effect, as if it had been made for 2001 and 2000, is as follows:

	(IN MILLIONS)	
	Pro forma	
	2001	2000
Net income (loss) as reported	$(22.9)	$18.1
Effect of adoption	(.8)	(.8)
Net income (loss)	$(23.7)	$17.3
Per share (diluted) as reported	(2.27)	1.73
Effect of adoption	(.08)	(.07)
Total	$(2.35)	$1.66

NOTE 6 – DEBT

In December 2002, the Company amended its $70 million senior unsecured note agreement. As part of the negotiation, the Company paid and expensed an amendment fee of $1.2 million. The amended agreement contains various covenants, including limitations on incurrence of additional debt, leases, and disposition of assets, and a minimum EBITDA requirement and coverage ratio. The Company was in compliance with the amended covenants at December 31, 2002. The Company made a principal payment of $15 million on December 31, 2002 to reduce the amount outstanding to $55 million at the end of 2002. In addition, scheduled principal payments of $20 million in December 2003, $20 million in December 2004 and $15 million in December 2005 are required. Scheduled payments may be accelerated for realization of excess cash flows and certain asset sales; the notes may be paid off at any time without penalty. The interest rate remains at 7.0 percent through December 15, 2003, increases to 9.5 percent from December 15, 2003 through December 14, 2004, and to 10.5 percent from December 14, 2004 to maturity of the agreement on December 15, 2005.

In the fourth quarter 2002, the Company repaid $100 million on its revolving credit facility and terminated the agreement. The Company had no unsecured letters of credit outstanding at December 31, 2002.

NOTE 7 – LEASE OBLIGATIONS

The Company and its unconsolidated ventures lease certain mining, production and other equipment under operating leases. The Company's operating lease expense, including its share of unconsolidated ventures, was $25.3 million in 2002, $13.1 million in 2001 and $12.9 million in 2000.

Assets acquired under capital leases by the Company, including its share of unconsolidated ventures, were $22.4 million and $10.1 million, respectively, at December 31, 2002 and 2001. Corresponding accumulated amortization of capital leases included in respective allowances for depreciation was $8.8 million and $5.0 million at December 31, 2002 and 2001, respectively.

Future minimum payments under capital leases and non-cancellable operating leases, at December 31, 2002 were:

	(IN MILLIONS)			
	Company's Share		Total	
Year Ending December 31	Capital Leases	Operating Leases	Capital Leases	Operating Leases
2003	**$ 4.1**	**$24.7**	$ 6.5	$ 45.0
2004	**3.1**	**19.4**	4.9	34.9
2005	**2.0**	**15.6**	3.0	25.7
2006	**2.1**	**11.0**	2.7	17.5
2007	**2.9**	**7.3**	3.1	10.3
2008 and thereafter	**.8**	**10.8**	.8	11.4
Total minimum lease payments	**15.0**	**$88.8**	21.0	$144.8
Amounts representing interest	**2.6**		3.3	
Present value of net minimum lease payments	**$12.4**		$17.7	

The Company's share of total minimum lease payments, $103.8 million, is comprised of the Company's consolidated obligation of $84.0 million and the Company's ownership share of unconsolidated ventures' obligations of $19.8 million, principally related to Hibbing and Wabush.

NOTE 8 – RETIREMENT-RELATED BENEFITS

The Company and its unconsolidated ventures offer defined benefit pension plans, defined contribution pension plans and other postretirement benefit plans, primarily consisting of retiree healthcare benefits, as part of a total compensation and benefits program. The following table summarizes the costs of these plans:

	(IN MILLIONS)		
	2002	2001	2000
Defined benefit pension plans	**$ 7.2**	$ 4.4	$ 5.9
Defined contribution pension plans	**1.9**	2.2	2.4
Other postretirement benefits	**21.5**	15.8	9.9
	$30.6	$22.4	$18.2

The defined benefit pension plans are largely noncontributory, and benefits are generally based on employees' years of service and average earnings for a defined period prior to retirement or a minimum formula. In addition, the Company and its unconsolidated ventures currently provide various levels of retirement healthcare and life insurance benefits ("Other Benefits") to most full-time employees who meet certain length of service and age requirements (a portion of which are pursuant to collective bargaining agreements). Most U.S. salaried plans require retiree contributions and have deductibles, co-pay requirements, and benefit limits. Most U.S. bargaining unit plans require retiree contributions and co-pays for major medical and prescription coverage. The Company does not provide Other Benefits for approximately 150 U.S. salaried employees hired after January 1, 1993. Other Benefits are provided through programs administered by insurance companies whose charges are based on benefits paid.

Due to the sharp decline in the value of the equity holdings of its various pension trusts, lower interest rates utilized in discounting liabilities, and the Company's increased ownership in mines at December 31, 2002, the Company recorded, in accordance with SFAS No. 87, "Employer's Accounting for Pensions," an additional minimum pension liability. The Company's net pension liability of $155.0 million at December 31, 2002 is primarily recorded as "Pensions, including minimum pension liability" of $151.3 million, with minor amounts reflected as equity investments.

The following table presents a reconciliation of funded status of the Company's plans, including its proportionate share of plans of its unconsolidated ventures, at December 31, 2002 and 2001, including the effects of increased mine ownerships in 2002:

	(IN MILLIONS)			
	Pension Benefits		Other Benefits	
	2002	2001	**2002**	2001
Change in plan assets				
Fair value of plan assets at beginning of year	**$ 317.9**	$352.7	**$ 23.2**	$ 24.5
Actual return on plan assets	**(27.2)**	(15.8)	**(4.0)**	(1.1)
Contributions	**1.1**	.4	**2.7**	1.8
Effect of change in mines ownership share	**162.9**		**26.8**	
Benefits paid	**(30.4)**	(19.4)		(2.0)
Fair value of plan assets at end of year	**424.3**	317.9	**48.7**	23.2
Change in benefit obligation				
Benefit obligation at beginning of year	**319.1**	303.5	**175.7**	142.0
Service cost	**8.4**	6.1	**3.4**	2.1
Interest cost	**31.3**	23.2	**15.0**	12.0
Amendments	**.3**		**(13.9)**	
Actuarial losses	**35.0**	6.3	**28.2**	28.4
Effect of change in mines ownership share	**249.1**		**128.5**	
Effect of curtailment and special termination benefits	**.5**	(.6)		(.9)
Benefits paid	**(30.4)**	(19.4)	**(14.1)**	(7.9)
Benefit obligation at end of year	**613.3**	319.1	**322.8**	175.7
Funded status of the plan (underfunded)	**(189.0)**	(1.2)	**(274.1)**	(152.5)
Unrecognized prior service cost (credit)	**33.4**	24.7	**(10.7)**	.6
Unrecognized net actuarial loss	**200.4**	25.5	**145.3**	65.1
Unrecognized net asset at date of adoption	**(14.0)**	(12.5)		
Additional minimum liability	**(185.8)**	(5.4)		
Net prepaid benefit cost (liability)	**$(155.0)**	$ 31.1	**$(139.5)**	$ (86.8)
Amounts recognized in the consolidated statements of financial position including Company's share of unconsolidated ventures consist of:				
Net prepaid benefit cost (liability)	**$(155.0)**	$ 31.1		
Additional minimum liability	**(185.8)**	(5.4)		
Intangible asset	**33.1**	3.8		
Accumulated other comprehensive loss	**111.3**	1.6		
Effect of change in mines ownership share	**41.4**			
Net amount recognized	**$(155.0)**	$ 31.1		
Assumptions as of December 31				
Discount rate	**6.90%**	7.50%	**6.90%**	7.50%
Expected long-term return on plan assets	**9.00%**	9.00%	**8.64%**	8.78%
Rate of compensation increase – average	**4.19%**	4.25%		

	(IN MILLIONS)					
	Pension Benefits			Other Benefits		
	2002	2001	2000	**2002**	2001	2000
Components of net periodic benefit cost						
Service cost	**$ 8.4**	$ 6.1	$ 5.9	**$ 3.4**	$ 2.1	$1.7
Interest cost	**31.3**	23.2	22.6	**15.0**	12.0	9.1
Expected return on plan assets	**(35.0)**	(31.0)	(29.0)	**(3.0)**	(2.1)	(2.1)
Amortization and other	**2.5**	6.1	6.4	**6.1**	3.8	1.2
Net periodic benefit cost	**$ 7.2**	$ 4.4	$ 5.9	**$21.5**	$15.8	$9.9

Annual contributions to the pension plans are made within income tax deductibility restrictions in accordance with statutory regulations. In the event of plan termination, the plan sponsors could be required to fund shutdown and early retirement obligations, which are not included in the pension benefit obligations. For 2003, the Company, including its share of pension plans of its unconsolidated ventures, estimates net periodic benefit cost to be $28.6 million and cash contributions to be $2.7 million.

The $139.5 million liability for Other Benefits is recorded as $109.1 million of long-term "Other postretirement benefits," $23.4 million of "Accrued employment costs," with minor amounts reflected in equity investments.

Assets for Other Benefits include deposits relating to insurance contracts and Voluntary Employee Benefit Association ("VEBA") Trusts pursuant to bargaining agreements that are available to fund retired employees' life insurance obligations and medical benefits. The Company's estimated annual contribution to the VEBAs will approximate $3.5 million in 2003 based on production. For 2003, the Company, including its share of Other Benefits plans of its unconsolidated ventures, estimates net periodic benefit cost to be $35.3 million and benefit payments to be $21.6 million.

The Company's assumed annual rate of increase in the per capita cost of covered healthcare benefits was 10.0 percent for 2003 (7.5 percent in 2002), decreasing 1 percent per year to an annual rate of 5.0 percent for 2008 and annually thereafter. A one percentage point change in this assumption would have the following effects:

	(IN MILLIONS)	
	Increase	Decrease
Effect on total service and interest cost components in 2002	$ 4.1	$ (3.2)
Effect on Other Benefits obligation as of December 31, 2002	52.5	(41.2)

While the foregoing reflects the Company's obligation including its proportionate share of unconsolidated mining ventures, total Company exposure in the event of non-performance of other venturers (at Hibbing and Wabush) is potentially greater. Following is a summary comparison of the total obligation including other venturers' proportionate shares versus the Company's share:

	(IN MILLIONS) December 31, 2002			
	Company's Share		**Total**	
	Defined Benefit Pensions	**Other Benefits**	**Defined Benefit Pensions**	**Other Benefits**
Fair value of plan assets	**$ 424.3**	**$ 48.7**	$ 556.9	$ 61.0
Benefit obligation	**613.3**	**322.8**	785.7	384.4
Underfunded status of plan	**$(189.0)**	**$(274.1)**	$(228.8)	$(323.4)
Additional shutdown and early retirement benefits	**$ 166.7**	**$ 68.0**	$ 234.4	$ 84.3

NOTE 9 – INCOME TAXES

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2002 and 2001 are as follows:

	(IN MILLIONS)	
	2002	2001
Deferred tax assets:		
Pensions, including minimum pension liability	**$ 41.9**	$
Postretirement benefits other than pensions	**22.5**	22.5
Asset retirement obligation – cumulative effect	**4.7**	
Loss carryforwards	**22.7**	32.8
Alternative minimum tax credit carryforwards	**11.8**	2.1
Product inventories	**6.5**	10.2
Other liabilities	**27.3**	18.9
Total deferred tax assets before valuation allowance	**137.4**	86.5
Deferred tax asset valuation allowance	**(120.6)**	
Net deferred tax assets	**16.8**	86.5
Deferred tax liabilities:		
CAL properties	**4.6**	30.4
Investment in ventures	**2.2**	18.2
Properties	**10.0**	10.6
Pensions		4.0
Other		18.7
Total deferred tax liabilities	**16.8**	81.9
Net deferred tax assets	**$ 0.0**	$ 4.6

The deferred amounts are classified on the balance sheet as current or long-term in accordance with the asset or liability to which they relate.

During 2002, the Company recorded a minimum pension obligation pursuant to SFAS No. 87 and asset retirement obligations pursuant to its adoption of SFAS No. 143. The Company also recorded impairment of its investments in CAL and Empire. The recording of these items caused the Company's net deferred tax asset position to increase to a level that required a deferred tax valuation allowance. A valuation allowance reduces the Company's deferred tax asset in recognition of uncertainty regarding full realization. A portion of the Company's valuation allowance, $82.2 million, was recorded through the tax provision in the statement of operations. The balance, $38.4 million, was recorded directly to shareholders' equity for the valuation allowance related to the future tax benefit on the other comprehensive loss from the minimum pension obligation.

In the future, if the Company determines, based on the existence of sufficient evidence, that it should realize more or less of its net deferred tax assets, an adjustment to the valuation allowance will affect income in the period such determination is made. At December 31, 2002, deferred tax assets before valuation allowance include net operating loss carryforwards of $64.9 million that begin to expire in 2020.

The components and allocation of the Company's income taxes are as follows:

	(IN MILLIONS)		
	2002	2001	2000
Income taxes (credits) from operations:			
Current	**$ (4.8)**	$ (3.5)	$(5.9)
Deferred	**13.9**	(12.8)	4.4
	9.1	(16.3)	(1.5)
Cumulative effect of accounting change		5.0	
Income tax expense (credit)	**9.1**	(11.3)	(1.5)
Other comprehensive loss		(.6)	
Total	**$ 9.1**	$(11.9)	$(1.5)

In March 2002, the "Job Creation and Worker Assistance Act of 2002" enacted by Congress increased the carryback period of net operating losses for tax years 2002 and 2001 from two years to five years. As a result, the Company was able to reduce its loss carryforwards. The Company received a cash refund in the second quarter of 2002 of $11.6 million, an increase of $7.7 million compared to the receivable recorded at December 31, 2001.

Reconciliation of the Company's income taxes to the taxes at the United States statutory rate follows:

	(IN MILLIONS)		
	2002	2001	2000
Tax at statutory rate of 35 percent	**$(62.7)**	$(12.0)	$ 5.8
Increase (decrease) due to:			
Percentage depletion in excess of cost depletion	**(7.7)**	(2.6)	(5.9)
Non-deductible expense		1.7	.5
Effect of state and foreign taxes	**.2**	.5	(.2)
Prior years' tax adjustments	**(3.6)**	.1	(4.9)
Valuation allowance	**82.2**		
Other items – net	**.7**	1.0	3.2
Income tax expense (credit)	**$ 9.1**	$(11.3)	$(1.5)

NOTE 10 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount and fair value of the Company's financial instruments at December 31, 2002 and 2001 were as follows:

	(IN MILLIONS)			
	2002		2001	
	Carrying Amount	**Fair Value**	Carrying Amount	Fair Value
Cash and cash equivalents	**$61.8**	**$61.8**	$183.8	$183.8
Long-term receivable	**53.8**	**53.8**		
Long-term note receivable	**10.0**	**10.0**		
Long-term debt	**55.0**	**55.0**	70.0	66.1
Revolving credit facility			100.0	98.7

At December 31, 2002 and 2001, the Company's U.S. mining ventures had in place forward contracts for the purchase of natural gas in the notional amount of $4.6 million (Company share $3.7 million) and $11.4 million (Company share $5.4 million), respectively. The unrecognized fair value gain on the contracts at December 31, 2002, which mature at various times through April 2003, was estimated to be $1.2 million (Company share $1.0 million) based on December 31, 2002 forward rates.

NOTE 11 – STOCK PLANS

The 1992 Incentive Equity Plan, as amended in 1999, authorizes the Company to issue up to 1,700,000 Common Shares to employees upon the exercise of Options Rights, as Restricted Shares, in payment of Performance Shares or Performance Units that have been earned, as Deferred Shares, or in payment of dividend equivalents paid on awards made under the Plan. Such shares may be shares of original issuance, treasury shares, or a combination of both. Stock options may be granted at a price not less than the fair market value of the stock on the date the option is granted, generally are not subject to repricing, and must be exercisable not later than 10 years and one day after the date of grant. Common Shares may be awarded or sold to certain employees with disposition restrictions over specified periods.

The 1996 Nonemployee Directors' Compensation Plan authorizes the Company to issue up to 50,000 Common Shares to nonemployee Directors. The Plan was amended effective in 1999 to provide for the grant of 2,000 Restricted Shares to nonemployee Directors first elected on or after January 1, 1999, and also provides that nonemployee Directors must take at least 40 percent of their annual retainer in Common Shares. The Restricted Shares vest five years from the date of award.

The Company recorded expense of $2.0 million in 2002, $.1 million in 2001 and $.9 million in 2000 relating to other stock-based compensation, primarily the Performance Share program.

SFAS No. 123 requires pro forma disclosure of net income and earnings per share as if the fair value method for valuing stock options had been applied. The Company's pro forma information follows:

	2002	2001	2000
Net (loss) income (millions)	**$(189.0)**	$(23.8)	$17.1
Earnings (loss) per share:			
Basic	**$(18.69)**	$(2.36)	$1.65
Diluted	**$(18.69)**	$(2.36)	$1.64

The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2002, 2001 and 2000:

	2002	2001	2000
Risk-free interest rate	**4.51%**	4.95%	6.67%
Dividend yield	**3.40%**	3.88%	4.04%
Volatility factor – market price of Company's common stock	**.339**	.277	.241
Expected life of options – years	**4.31**	4.81	4.31
Weighted-average fair value of options granted during the year	**$7.20**	$3.77	$5.93

Compensation costs included in the pro forma information reflect fair values associated with options granted after January 1, 1995. Pro forma information may not be indicative of future pro forma information applicable to future outstanding awards.

Stock option, restricted stock award, deferred stock allocation, and performance share activities under the Company's Incentive Equity Plans and the Nonemployee Directors' Compensation Plan are summarized as follows:

	2002		2001		2000	
	Shares	**Weighted-Average Exercise Price**	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Stock options:						
Options outstanding at beginning of year	**810,029**	**$48.24**	872,697	$48.81	774,242	$51.59
Granted during the year	**25,000**	**28.80**	25,000	17.88	171,950	29.56
Exercised					(28,375)	20.12
Cancelled or expired	**(21,301)**	**37.01**	(87,668)	45.25	(45,120)	41.27
Options outstanding at end of year	**813,728**	**47.94**	810,029	48.24	872,697	48.81
Options exercisable at end of year	**430,135**	**40.84**	369,591	41.91	285,333	43.69
Restricted awards:						
Awarded and restricted at beginning of year	**66,588**		89,414		53,223	
Awarded during the year	**4,106**		9,821		7,112	
Vested			(30,350)		(19,287)	
Cancelled	**(5,937)**		(2,297)			
Issued as performance shares					48,366	
Awarded and restricted at end of year	**64,757**		66,588		89,414	
Performance shares:						
Allocated at beginning of year	**278,200**		212,450		174,950	
Allocated during the year	**160,900**		126,600		85,866	
Issued			(17,788)		(48,366)	
Forfeited/cancelled	**(86,882)**		(43,062)			
Allocated at end of year	**352,218**		278,200		212,450	
Directors' retainer and voluntary shares:						
Awarded at beginning of year	**10,471**		9,394		9,980	
Awarded during the year	**7,811**		10,867		9,394	
Issued	**(10,470)**		(9,790)		(9,980)	
Awarded at end of year	**7,812**		10,471		9,394	
Reserved for future grants or awards at end of year:						
Employee plans	**211,900**		289,619		320,013	
Directors' plans	**38,334**		50,145		9,012	
Total	**250,234**		339,764		329,025	

Exercise prices for stock options outstanding as of December 31, 2002 ranged from $17.88 to $75.80, summarized as follows:

	Outstanding			Exercisable	
RANGE OF EXERCISE PRICES	Number of Shares Underlying Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Under $20	25,000	8.3	$17.88		
$20 – $30	153,315	7.4	29.44	88,722	$29.56
$30 – $40	8,000	1.5	35.73	8,000	35.73
$40 – $50	333,413	4.8	43.97	333,413	43.97
Over $50	294,000	6.0	64.97		
	813,728	5.8	$47.94	430,135	$40.84

NOTE 12 – SHAREHOLDERS' EQUITY

Under the Company's share purchase rights ("Rights") plan, a Right is attached to each of the Company's Common Shares outstanding or subsequently issued, which entitles the holder to buy from the Company one-hundredth of one (.01) Common Share at an exercise price per whole share of $160. The Rights expire on September 19, 2007 and are not exercisable until the occurrence of certain triggering events, which include the acquisition of, or tender or exchange offer for, 20 percent or more of the Company's Common Shares. There are approximately 168,000 Common Shares reserved for these Rights. The Company is entitled to redeem the Rights at one cent per Right upon the occurrence of certain events.

NOTE 13 – COMMITMENTS AND CONTINGENCIES

From time to time, in the normal course of business, the Company enters into contracts to purchase iron ore to fulfill anticipated shortfalls or meet customer quality specifications. The Company has committed to purchase approximately $23 million of pellets in 2003.

The Company and its ventures are periodically involved in litigation incidental to their operations. Management believes that any pending litigation will not result in a material liability in relation to the Company's consolidated financial statements.

SHAREHOLDERS AND BOARD OF DIRECTORS
CLEVELAND-CLIFFS INC

We have audited the accompanying statements of consolidated financial position of Cleveland-Cliffs Inc and consolidated subsidiaries (the "Company") as of December 31, 2002 and 2001, and the related statements of consolidated operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cleveland-Cliffs Inc and consolidated subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in the Accounting Policy Note to the financial statements, in 2002 the Company changed its method of accounting for obligations associated with the retirement of tangible long-lived assets and related asset retirement costs, and in 2001 the Company changed its method of accounting for investment gains and losses on pension assets for the calculation of net periodic pension cost.

Ernst & Young LLP

Cleveland, Ohio
January 24, 2003

REPORT OF MANAGEMENT

Management has prepared the accompanying consolidated financial statements appearing in this Annual Report and is responsible for their integrity and objectivity. The consolidated financial statements, including amounts that are based on management's best estimates and judgment, have been prepared in conformity with generally accepted accounting principles and are free of material misstatement. Management also prepared other information in this Annual Report and is responsible for its accuracy and consistency with the consolidated financial statements.

Management maintains a system of internal accounting controls and procedures over financial reporting designed to provide reasonable assurance, at an appropriate cost/benefit relationship, that assets are safeguarded and that transactions are authorized, recorded and reported properly. The internal accounting control system is augmented by a program of internal audits, written policies and guidelines, careful selection and training of qualified personnel, and a written code of conduct. The Company's code of conduct requires employees to maintain a high level of ethical standards in the conduct of the Company's business. Management believes that the Company's internal accounting controls provide reasonable assurance (i) that assets are safeguarded against material loss from unauthorized use or disposition, and (ii) that the financial records are reliable for preparing consolidated financial statements and other data and maintaining accountability for assets.

The Audit Committee of the Board of Directors, composed solely of directors who are independent of the Company, meets periodically with the independent auditors, management and the Chief Internal Auditor to discuss internal accounting control, auditing and financial reporting matters and to ensure that each is meeting its responsibilities regarding the objectivity and integrity of the Company's financial statements. The Committee also meets directly with the independent auditors and the Company's Chief Internal Auditor without management present, to ensure that the independent auditors and the Company's Chief Internal Auditor have free access to the Committee.

The independent auditors, Ernst & Young LLP, are retained by the Audit Committee of the Board of Directors. Ernst & Young LLP is engaged to audit the consolidated financial statements of the Company and conduct such tests and related procedures as Ernst & Young LLP deems necessary in conformity with generally accepted auditing standards. The opinion of the independent auditors, based upon their audit of the consolidated financial statements, is contained in this Annual Report.

John S. Brinzo

J.S. Brinzo
Chairman and Chief Executive Officer

Cynthia B. Bezik

C.B. Bezik
Senior Vice President –
Finance and Chief Financial Officer

Robert J. Leroux

R.J. Leroux
Vice President and Controller
and Principal Accounting Officer

Quarterly Results of Operations (Unaudited) IN MILLIONS, EXCEPT PER SHARE AMOUNTS

	2002				
	Quarters				
	First	**Second**	**Third**	**Fourth**	**Year**
Total revenues*	**$ 60.7**	**$159.4**	**$207.7**	**$189.3**	**$ 617.1**
Gross profit (loss)*	**(12.4)**	**3.4**	**9.4**	**15.5**	**15.9**
Income (loss) from continuing operations	**(8.9)**	**2.0**	**6.1**	**(65.6)**	**(66.4)**
Discontinued operation	**(2.6)**	**(1.9)**	**(98.8)**	**(5.2)**	**(108.5)**
Cumulative effect of accounting change	**(13.4)**				**(13.4)**
Net income (loss)	**$(24.9)**	**$ .1**	**$ (92.7)**	**$ (70.8)**	**$(188.3)**
Net income (loss) per share – basic/diluted	**$(2.44)**	**$ .01**	**$ (9.18)**	**$ (7.01)**	**$(18.62)**
Average number of shares – basic/diluted	**10.2**	**10.2**	**10.1**	**10.1**	**10.1**

*From continuing operations (excluding $52.7 million charge for impairment of mining assets in the fourth quarter from gross profit).

Quarterly results included $13.8 million, $3.4 million, $3.4 million and zero, respectively, of pre-tax fixed costs related to production curtailments. First quarter results have been restated to include $13.4 million, or $1.32 per share for the cumulative effect of SFAS No. 143. Quarterly results were restated by approximately $.5 million, or $.05 per share, in each of the first three quarters for additional current year charges related to adoption. Third quarter reflects $95.7 million and fourth quarter $52.7 million for impairment charges relating to discontinued operation and impairment of mining assets, respectively.

	2001				
	Quarters				
	First	Second	Third	Fourth	Year
Total revenues*	$32.3	$ 93.1	$121.4	$116.3	$363.1
Gross profit (loss)*	(6.3)	(11.0)	4.8	2.9	(9.6)
Income (loss) from continuing operations	2.8	(12.1)	(7.7)	(2.5)	(19.5)
Discontinued operation	(3.1)	(3.0)	(3.3)	(3.3)	(12.7)
Cumulative effect of accounting change			9.3		9.3
Net income (loss)	$ (.3)	$(15.1)	$ (1.7)	$ (5.8)	$ (22.9)
Net income (loss) per share – basic/diluted	$ (.03)	$(1.50)	$ (.16)	$ (.58)	$ (2.27)
Average number of shares – basic/diluted	10.1	10.1	10.1	10.1	10.1

*From continuing operations.

Quarterly results included $4.0 million, $20.7 million, $10.1 million and $13.2 million, respectively, of pre-tax fixed costs related to production curtailments.

COMMON SHARE PRICE PERFORMANCE AND DIVIDENDS

	Price Performance				
	2002		2001		**Dividends**
	High	**Low**	High	Low	2001
First Quarter	**$22.06**	**$15.80**	$22.38	$13.69	$ .10
Second Quarter	**32.25**	**22.00**	22.45	16.36	.10
Third Quarter	**28.74**	**21.70**	18.85	14.00	.10
Fourth Quarter	**25.35**	**15.70**	18.35	13.65	.10
Year	**32.25**	**15.70**	22.45	13.65	$ .40

No dividends were paid in 2002.

Cliffs' Mining Operations

	Empire	Hibbing	Northshore	Tilden	Wabush	Other	Total
Location	Michigan	Minnesota	Minnesota	Michigan	Canada		
Gross Tons in Millions							
Total Mine							
Annual Capacity	6.0	8.0	4.8	7.8	6.0		32.6
Production							
2003 E	6.2	8.3	4.8	8.0	5.3		32.6
2002	3.6	7.7	4.2	7.9	4.5		27.9
2001	5.7	6.1	2.8	6.4	4.4		25.4
2000	7.6	8.2	4.3	7.2	5.9	7.8(a)	41.0
1999	7.1	6.8	3.9	6.2	5.2	7.0(a)	36.2
1998	8.1	7.8	4.4	6.9	6.0	7.1(a)	40.3
Cliffs' Share							
Annual Capacity	**4.7**	**1.8**	**4.8**	**6.6**	**1.6**		**19.5**
Production							
2003 E	**4.9**	**1.9**	**4.8**	**6.9**	**1.4**		**19.9**
2002	**1.1**	**1.5**	**4.2**	**6.7**	**1.2**		**14.7**
2001	**1.7**	**.2**	**2.8**	**2.2**	**.9**		**7.8**
2000	**1.8**	**1.2**	**4.3**	**3.1**	**1.4**		**11.8**
1999	**1.2**	**1.0**	**3.9**	**1.5**	**1.2**		**8.8**
1998	**1.8**	**1.2**	**4.4**	**2.7**	**1.3**		**11.4**
Mineral Reserves – Pellets							
Total Mine	63	182	340	309	94		988
Cliffs' Share	**50**	**42**	**340**	**263**	**25**		**720**
Exhaustion Year at Capacity	2012	2025	2073	2041	2019		
Operating Continuously Since	1963	1976	1989(b)	1974	1965		
Number of Employees (c)							
Salaried	80	144	501	127	152	196(d)	1,200
Represented	599	631		677	623	128(d)	2,658
Total	679	775	501	804	775	324(d)	3,858
Ownership Percentage (e)							
Bethlehem Steel Corporation		62.3					
Cleveland-Cliffs Inc	**79.0**	**23.0**	**100.0**	**85.0**	**26.8**		
Dofasco Inc.					28.6		
Ispat International N.V.	21.0						
Stelco Inc.		14.7		15.0	44.6		
Total	100.0	100.0	100.0	100.0	100.0		

(a) Production at LTV Steel Mining Company, permanently closed at end of 2000.
(b) Commenced pellet production in 1955, but was idle from mid-1986 until late 1989 due to bankruptcy of a former owner.
(c) As of December 31, 2002. Includes employees on layoff status. Represented employees are USWA at the mines and various unions at the LS&I Railroad.
(d) LS&I Railroad, corporate and other support services.
(e) Ownership as of February 28, 2003, which may be held through subsidiaries.

Summary of Financial and Other Statistical Data CLEVELAND-CLIFFS INC AND CONSOLIDATED SUBSIDIARIES

	2002	2001	2000
Financial Data (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)			
For The Year			
Operating Earnings (Loss) From Continuing Operations			
Operating Revenues – Product Sales and Services	**$586.4**	$319.3	$379.4
– Royalties and Management Fees	**12.2**	29.8	36.5
– Total	**598.6**	349.1	415.9
Cost of Goods Sold and Operating Expenses and AS&G Expenses	**606.5**	373.9	384.7
Operating Earnings (Loss)	**(7.9)**	(24.8)	31.2
Income (Loss) From Continuing Operations	**(66.4)**	(19.5)	26.7
Loss From Discontinued Operation	**(108.5)**	(12.7)	(8.6)
Cumulative Effect of Accounting Change Income (Loss) [(a)]	**(13.4)**	9.3	
Net Income (Loss) [(b)]	**(188.3)**	(22.9)	18.1
Net Income (Loss) Per Common Share – Basic			
– From Continuing Operations	**(6.58)**	(1.93)	2.57
– From Discontinued Operation	**(10.72)**	(1.26)	(.83)
– Cumulative Effect of Accounting Change	**(1.32)**	.92	
– Net Income (Loss) [(b)]	**(18.62)**	(2.27)	1.74
Net Income (Loss) Per Common Share – Diluted			
– From Continuing Operations	**(6.58)**	(1.93)	2.55
– From Discontinued Operation	**(10.72)**	(1.26)	(.82)
– Cumulative Effect of Accounting Change	**(1.32)**	.92	
– Net Income (Loss) [(b)]	**(18.62)**	(2.27)	1.73
Distributions to Common Shareholders			
Regular Cash Dividends – Per Share		.40	1.50
– Total		4.1	15.7
Special Dividends – Per Share			
– Total			
Repurchases of Common Shares			15.6
At Year-End			
Cash and Marketable Securities	**61.8**	183.8	29.9
Total Assets	**730.1**	825.0	727.8
Debt Obligations Effectively Serviced [(d)]	**67.4**	173.9	74.0
Net Cash From (Used By) Continuing Operating Activities	**40.9**	28.9	31.6
Shareholders' Equity	**79.3**	374.2	402.0
Book Value Per Common Share	**7.79**	36.90	39.73
Market Value Per Common Share	**19.85**	18.30	21.56
Iron Ore Production and Sales Statistics (Millions of Gross Tons)			
Production From Iron Ore Mines Managed By The Company	**27.9**	25.4	41.0
Company's Share of Iron Ore Production	**14.7**	7.8	11.8
Company's Sales Tons	**14.7**	8.4	10.4
Other Information			
Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) [(e)]	**31.1**	(0.3)	57.3
Earnings Before Interest and Taxes (EBIT) [(e)]	**(2.8)**	(23.7)	31.9
Common Shares Outstanding (Millions) – Average For Year	**10.1**	10.1	10.4
– At Year-End	**10.1**	10.1	10.1
Common Shares Price Range – High	**$32.25**	$22.45	$31.38
– Low	**15.70**	13.65	19.69
Employees at Year-End [(f)]	**3,858**	4,302	5,645

(a) Effective January 1, 2002, the Company adopted SFAS No. 143, "Accounting for Asset Retirement Obligations"; effective January 1, 2001, the Company changed its method of accounting for investment gains and losses on pension assets for the recognition of pension expense; and effective January 1, 1992, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions."

(b) Results for 2002 include impairments of $95.7 million and $52.7 million (combined $14.67 per share) for changes relating to discontinued operation and impairment of mining assets, respectively. Results for 2000 include an after-tax $9.9 million recovery on an insurance claim, a $5.2 million federal income tax credit, and a $7.1 million charge relating to a common stock investment (combined $.77 per share); 1999 includes a $4.4 million ($.39 per share) recovery relating primarily to prior years' state tax refunds; in 1998 a federal income tax credit of $3.5 million ($.31 per share); in 1997 after-tax credits of $8.8 million ($.77 per share); net contributions from non-recurring items and extraordinary charge of $2.4 million ($.20 per share) in 1995; and in 1993 recoveries on bankruptcy claims of $23.2 million ($1.92 per share). Operating results reflect the acquisition of Northshore in the fourth quarter of 1994.

1999	1998	1997	1996	1995	1994	1993	1992
$316.1	$465.7	$406.1	$470.1	$424.8	$348.5	$280.4	$288.9
40.9	36.4	35.7	37.1	35.8	32.0	29.0	31.0
357.0	502.1	441.8	507.2	460.6	380.5	309.4	319.9
337.8	425.0	374.9	413.6	371.4	316.8	270.1	284.7
19.2	77.1	66.9	93.6	89.2	63.7	39.3	35.2
10.5	58.9	55.9	61.0	57.8	42.8	54.6	30.8
(5.7)	(1.5)	(1.0)					
							(38.7)
4.8	57.4	54.9	61.0	57.8	42.8	54.6	(7.9)
.95	5.23	4.92	5.26	4.84	3.54	4.55	2.57
(.52)	(.13)	(.09)					
							(3.23)
.43	5.10	4.83	5.26	4.84	3.54	4.55	(.66)
.95	5.19	4.89	5.23	4.82	3.53	4.53	2.57
(.52)	(.13)	(.09)					
							(3.23)
.43	5.06	4.80	5.23	4.82	3.53	4.53	(.66)
1.50	1.45	1.30	1.30	1.30	1.23	1.20	1.18
16.7	16.3	14.8	15.1	15.5	14.8	14.4	14.1
						2.70[c]	
						32.4[c]	
17.2	11.5	4.9	19.5	10.8			
67.6	130.3	115.9	169.4	148.8	141.4	161.0	128.6
679.7	723.8	694.3	673.7	644.6	608.6	549.1	537.2
74.7	75.4	74.9	72.9	76.3	84.2	88.6	92.1
(4.8)	89.8	40.8	87.6	61.3	75.6	70.3	(38.0)
407.3	437.6	407.4	370.6	342.6	311.4	280.4	269.5
38.27	39.25	36.02	32.59	28.96	25.74	23.25	22.47
31.13	40.31	45.81	45.38	41.00	37.00	37.38	35.63
36.2	40.3	39.6	41.5	41.1	36.7	33.8	34.4
8.8	11.4	10.9	12.0	11.3	8.3	6.8	7.3
8.9	12.1	10.7	12.7	11.9	9.7	7.8	7.3
33.8	88.6	88.8	108.2	85.6	70.6	86.7	50.9
11.3	68.3	69.9	90.6	68.8	56.2	73.2	36.8
11.1	11.3	11.4	11.6	11.9	12.1	12.0	12.0
10.6	11.2	11.3	11.4	11.8	12.1	12.1	12.0
$43.56	$57.69	$47.13	$46.88	$46.75	$45.50	$37.50	$40.38
26.81	36.06	40.00	36.25	36.13	34.00	28.75	29.50
5,947	6,029	5,951	6,251	6,411	6,504	6,173	6,594

[c] Includes securities at market value on distribution date.
[d] Includes the Company's share of unconsolidated mining ventures and equipment acquired on capital leases.
[e] EBITDA and EBIT are calculated using results from continuing operations excluding asset impairment charge in 2002, and are not presented as substitute measures of operating results or cash flow from operations, but because they are standards utilized by management to measure operating performance.
[f] Includes employees of unconsolidated mining ventures.

At December 31, 2002, the Company had 2,380 shareholders of record.

INVESTOR AND CORPORATE INFORMATION

Corporate Office

Cleveland-Cliffs Inc
1100 Superior Avenue
Cleveland, OH 44114-2589
Telephone: 216.694.5700
Fax: 216.694.4880

Stock Exchange Information

The principal market for Cleveland-Cliffs Inc common shares (ticker symbol CLF) is the New York Stock Exchange. The shares are also listed on the Chicago Stock Exchange.

Transfer Agent and Registrar

EquiServe Trust Company, N.A.
P.O. Box 43069
Providence, RI 02940-3069
Telephone: 800.446.2617

Annual Meeting

Date: May 13, 2003
Time: 11:30 a.m.
Place: Forum Conference Center
1375 East 9th Street
Cleveland, Ohio

Cliffs on the Internet

Cliffs' Web site – **www.cleveland-cliffs.com** – has current information about Cliffs, including news releases and filings with the Securities and Exchange Commission (SEC). Quarterly conference calls are broadcast live on the Web site and archived for 30 days. Visitors to the Web site can register to receive e-mail alerts for notification of news releases and filings with the SEC.

Additional Information

Cliffs' Annual Report to the SEC (Form 10-K) and proxy statement are available on Cliffs' Web site. Copies of these reports and other Company publications may also be obtained by sending requests to Fred Rice, Director-Investor Relations, at the corporate office, or telephone 800.214.0739 or 216.696.5459.
E-mail: fbrice@cleveland-cliffs.com

OFFICERS

Years with Company	Age
33	**John S. Brinzo**, 61 Chairman and Chief Executive Officer
2	**David H. Gunning**, 60 Vice Chairman
11	**Thomas J. O'Neil**, 62 President and Chief Operating Officer
30	**William R. Calfee**, 56 Executive Vice President-Commercial
5	**Edward C. Dowling, Jr.**, 47 Executive Vice President-Operations
23	**Cynthia B. Bezik**, 50 Senior Vice President-Finance
3	**Randy L. Kummer**, 46 Senior Vice President-Human Resources
30	**James A. Trethewey**, 58 Senior Vice President-Business Development
27	**Robert Emmet**, 57 Vice President-Financial Planning and Treasurer
21	**Donald J. Gallagher**, 50 Vice President-Sales
34	**John E. Lenhard**, 63 Vice President, Secretary and General Counsel
27	**Robert J. Leroux**, 52 Vice President and Controller

ORGANIZATION CHANGES

Dr. Leslie L. Kanuk retired from the Board of Directors at the Annual Meeting of Shareholders in May 2002. Dr. Kanuk provided 11 years of constructive service on the Board, and she is missed.

Roger Phillips and **Richard K. Riederer** were elected as Directors of the Company in June 2002. Mr. Phillips was formerly president and chief executive officer of IPSCO Inc., a mini-mill steelmaker. Mr. Riederer was formerly president and chief executive officer of Weirton Steel Corporation, an integrated steelmaker. Their broad industry knowledge and records of accomplishment and change creation are strong assets as Cliffs remakes its business and focuses on growth.

Edward C. Dowling, Jr., formerly Senior Vice President-Operations, was named Executive Vice President-Operations.

Randy L. Kummer, formerly Vice President-Human Resources, was named Senior Vice President-Human Resources.

John E. Lenhard, formerly Secretary and Corporate Counsel, was named Vice President, Secretary and General Counsel.

OPERATING UNIT MANAGEMENT

7	**John W. Sanders**, 60 President, Wabush Mines
34	**Robert C. Berglund**, 56 General Manager, Northshore Mine
27	**Ronald D. Mariani**, 49 General Manager, Empire Mine
25	**Michael P. Milinar**, 49 General Manager, Tilden Mine
14	**John N. Tuomi**, 53 General Manager, Hibbing Taconite Mine
29	**John F. Marshall**, 53 President, LS&I Railroad Company

(Age and service at March 1, 2003)

DIRECTORS

Director Since	Committees Served
1997	**John S. Brinzo** (4,6) Chairman and Chief Executive Officer of the Company
1996	**Ronald C. Cambre** (2,3,4,6) Former Chairman and Chief Executive Officer Newmont Mining Corporation *International mining company*
1999	**Ranko Cucuz** (2,5) Former Chairman and Chief Executive Officer Hayes Lemmerz International, Inc. *International supplier of wheels to the auto industry*
2001	**David H. Gunning** (6) Vice Chairman of the Company
1986	**James D. Ireland III** (1,3,4,6) Managing Director Capital One Partners, Inc. *Private equity investment firm*
1996	**Francis R. McAllister** (2,3,4,6) Chairman and Chief Executive Officer Stillwater Mining Company *Palladium and platinum producer*
1995	**John C. Morley** (1,4,5,6) President/Evergreen Ventures Ltd., LLC. *a family office*, and Retired President and Chief Executive Officer Reliance Electric Company *Major industrial manufacturer*
2002	**Roger Phillips** (5) Former President and Chief Executive Officer IPSCO Inc. *International steel producing company*
2002	**Richard K. Riederer** (1) Former President and Chief Executive Officer Weirton Steel Corporation *Steel producing company*
1991	**Stephen B. Oresman** (1,3,6) President Saltash Ltd. *Management consultants*
1991	**Alan Schwartz** (2,4,5) Professor, Yale Law School and Yale School of Management

COMMITTEES:
(1) Audit
(2) Board Affairs
(3) Compensation and Organization
(4) Executive
(5) Finance
(6) Strategic Advisory

Recycled Paper

CLF Listed NYSE

Designed by Dix & Eaton

Cliffs promotes the highest level of ethical conduct from all employees and has established corporate governance practices that are designed to give the Board of Directors the tools to oversee management and enhance long-term shareholder value. Following are several key examples of Cliffs' corporate governance process:

- Nine of Cliffs' 11 Directors are independent.
- There is no family relationship among any of Cliffs' Directors and officers.
- All Directors are elected annually, and shareholders have cumulative voting rights.
- Independent Directors have designated a lead Director and meet at regularly scheduled executive sessions without management.
- Audit, compensation and organization, and nominating committees are composed entirely of independent Directors.
- Independent Directors must take 40 percent of their annual retainer in Company stock.
- All Directors attended at least 85 percent of the meetings of the Board of Directors and Board Committees of which they were a member in 2002.
- Average service of independent Directors is seven years.
- Average age of independent Directors is 63, and mandatory retirement age is 72.
- There is no retirement plan for independent Directors elected to the Board subsequent to 1998.
- A formal code of ethics provides guidance to Cliffs' Directors and employees.

Good corporate governance is more than a process; it is values lived. It is reflected in a commitment to integrity, one of Cliffs' core values. Ethical standards are not simply a set of rules, but rather the way we live and work day to day. Rules and regulations are important, but ultimately it is people of integrity committed to doing the right thing.

CLEVELAND-CLIFFS INC ☐ 1100 SUPERIOR AVENUE ☐ CLEVELAND, OH 44114-2589 ☐ www.cleveland-cliffs.com

The pre-eminent supplier of iron ore pellets to the North American steel industry.